Exhibit 1



Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------


                                                                        APPROVED
                                                              Board of Directors
                                             Protocol No. 6 of November 11, 2002


       Chairman of the Board of Directors V. N. Yashin        [signature]
                                                        ------------------------
                                                                     (Signature)



                                                                          (Seal)

                      SECURITIES ISSUER'S QUARTERLY REPORT

                              For Quarter III, 2002


            Open Joint Stock Company Long Distance and International
                         Telecommunications Rostelecom
                              Issuer Code: 00124-A

                  Location: 5 Delegatskaya Str., Moscow 127091.
         Postal address: 14, 1st Tverskaya-Yamskaya Str., Moscow 125047



Information included in this quarterly report is subject to disclosure in accordance with the Russian Federation's securities legislation.



         General Director of Open Joint Stock Company Rostelecom S. I. Kuznetsov
                                                              [signature]
                                                        ------------------------
                                                                     (Signature)

                    Chief Accountant A. A. Lutsky             [signature]
                                                        ------------------------
                                                                     (Signature)
                                                                October 31, 2002


(Seal)

Contact Person:  Valentina Fedorovna Galova
Chief Specialist
Tel.:  (095)973-9921  Fax:  (095)787-2850
Email:  oracb@hq.rt.ru



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Open Joint Stock Company Long Distance and International
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                          A. Information on the Issuer

9.   Full Company Name of the Issuer

     [RUSSIAN]
     Open Joint Stock Company Long-distance and International Telecommunications Rostelecom

10.  Abbreviated Name

     [RUSSIAN]
     OJSC "Rostelecom"

11. Information on Changes in the Name and Legal and Organizational Structure of the Issuer

     Joint Stock Company of the Open Type Long-distance and International Telecommunications Rostelecom
     JSCOT Rostelecom
     Established: September 23, 1993

     Current name established: July 28, 1998

12. Information on Registration of the Issuer with the State Authorities and on its Licenses

     Date of state registration of the issuer: September 23, 1993
     Number of the State Registration Certificate (or other document confirming the issuer's state registration): 021.833
     The state authority, which effected the registration: Moscow Registration Chamber

     Licenses:

     No.: FLTs 000922-2(III)\BT
     Issue date: December 27, 2000
     Expiry date: December 27, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities: production of building structures and materials

     No.: FLTs 000922-2 (II)\DT
     Issue date: December 27, 2000
     Expiry date: December 27, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities: building and construction activities

     No.:  FLTs 005371-1 (I)
     Issue date:  October 25, 2000
     Expiry date:  October 25, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  building and construction activities

     No.:  FLTs 005371-1 (II)
     Issue date:  September 25, 2000

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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     Expiry date: 25 September, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  building and construction activities

     No.:  FLTs 005371-1 (III)
     Issue date:  September 25, 2000
     Expiry date:  September 25, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities:  production of building structures and materials

     No.:  8701
     Issue date:  October 17, 1997
     Expiry date:  November 1, 2005
     Licensing authority: State Committee for Communications and Informatization of the Russian Federation
     Activities:  rendering local telecommunications services

     No.:  8777
     Issue date:  October 17, 1997
     Expiry date:  January 1, 2004
     Licensing authority: State Committee for Communications and Informatization of the Russian Federation
     Activities: rendering domestic long-distance and international telecommunications services

     No.:  3136
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

     No.:  3137
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering cellular telecommunications services in the 900 MHz bandwidth

     No.:  3138
     Issue date:  August 16, 1996
     Expiry date:  October 1, 2006
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering cellular telecommunications services

     No.:  3226
     Issue date:  May 15, 1997
     Expiry date:  May 15, 2007
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities:  rendering of telematic services

     No.:  3227
     Issue date:  May 15, 1997

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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     Expiry date: May 15, 2007
     Licensing authority: Ministry of Telecommunications and Informatization of the Russian Federation
     Activities: rendering of data transmission services

     No.:  10857
     Issue date:  October 9, 1998
     Expiry date:  October 9, 2003
     Licensing authority: State Committee for Communications and Informatization of the Russian Federation
     Activities:  rendering of telegraph communications services

     No.:  13378
     Issue date:  November 30, 1999
     Expiry date:  November 30, 2004
     Licensing authority: State Committee for Communications and Informatization of the Russian Federation
     Activities: rendering television and radio broadcasting services and transmission of additional data

     No.:  FLTs 000922-2(I)
     Issue date:  April 28, 2000
     Expiry date:  April 28, 2003
     Licensing authority: State Committee of the Russian Federation for Construction and Municipal Housing Complex
     Activities: structural engineering activities

13.  Taxpayer Identification Number

     7707049388

14.  Industry of the Issuer

     OKONKh Codes:

     52300

15.  Issuer's Location, Postal Address and Contact Telephone Numbers

     Location:  5 Delegatskaya Str., Moscow 127091.
     Postal address:  14, 1st Tverskaya-Yamskaya Str., Moscow 125047
     Tel.:  (095) 787-2849  Fax:  (095) 787-2850
     Email:  rostelecom @ nmc.rospac.ru

16.  Information on the Issuer's Auditor

     Name:  Closed Joint Stock Company Ernst & Young Vneshaudit
     Location:  20/12 Podsosensky per., Moscow, 103062
     Tax payer identification number:  7717025097
     Postal address:  20/12 Podsosensky per., Moscow, 103062
     Tel:  (095) 917-3306  Fax:  (095) 917-2410
     Email:  moscow@ru.eyi.com

     Information on auditor's license:
     License No.:  004768
     Issue date:  March 13, 2000

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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     Expiry date:  February 8, 2003
     Licensing authority:  Ministry of Finance of the Russian Federation

17.  Information on Organizations Registering Rights to Issuer's Securities

     Registrar:
     Name: Branch of RTC-Registrator Closed Joint Stock Company
     Registrator-Svyaz
     Location:  5, Delegatskaya Str., Moscow, 127091
     Postal address:  5, Delegatskaya Str., Moscow, 127091
     Tel:  (095)200-5313   Fax:  (095)973-2700
     Email:  rtk_adm@ ropnet.ru

     License:
     License No.:  01147
     Issue date:  October 5, 1996
     Expiry date:  October 8, 2002
     Licensing authority: Federal Commission for the Securities Market of the Russian Federation (FCSM)

     Date on which the above registrar started maintaining the register of the issuer's registered securities: May 5, 1997

     Centralized keeping of issuer's Securities was not performed in the reporting quarter.

18.  The Issuer's Depositary

     None

19.  The Issuer's Participants

     Total number of shareholders (participants): 21,933

     Shareholders (participants) having in their ownership at least 5% of the issuer's charter capital:

     19.1 Name: Open Joint Stock Company Svyazinvest

          Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow
          Postal address:  55, Bldg. 2, Plyuschikha Str., 119121, Moscow
          Share in the issuer's charter capital:  38.005%
          Shareholders (participants) having in their ownership at least
          25% of the charter capital of the issuer's shareholder (participant):

          19.1.1    Name: Ministry of Property Relations of the Russian
                    Federation
                    Location: 9, Nikolskiy Per., 103685, Moscow
                    Postal address: 9, Nikolskiy Per., 103685, Moscow
                    Share in the charter capital of the issuer's shareholder (participant): 50% + 1

          19.1.2    Name:  MUSTCOM LIMITED
                    Location: 3 Themistoklis Dervis street Julyia House CY-1066 Nicosia Cyprus
                    Postal address: 9, Dmitrovsky Per., 103031, Moscow
                    Share in the charter capital of the issuer's shareholder (participant): 25% + 1

     19.2 Name: ING Bank (Eurasia) ZAO / ING DEPOSITARY-ING Barings
          Location: 31, Krasnaya Presnya Str., 123022, Moscow
          Postal address: 31, Krasnaya Presnya Str., 123022, Moscow
          Share in the issuer's charter capital: 18.676% (nominee holder)

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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          Shareholders (participants) having in their ownership at least 25% of the charter capital of the issuer's shareholder (participant):

     19.3 Name:  National Depositary Center, a non-commercial partnership
          Location:  12, Zhitnaya Str., 117049, Moscow
          Postal address:  1/13, Sredniy Kislovskiy Per., 103009, Moscow
          Share in the issuer's charter capital: 8.193% (nominee holder) Shareholders (participants) having in their ownership at least 25% of the charter capital of the issuer's shareholder (participant): None

     19.4 Name:  Closed Joint Stock Company Depositary Clearing Company
          Location:  13, 1st Tverskaya-Yamskaya Str., 125047, Moscow
          Postal address: 14/2, Bldg. 4, Staraya Basmannaya Str., 103064, Moscow Share in the issuer's charter capital: 5.47% (nominee holder) Shareholders (participants) having in their ownership at least 25% of the charter capital of the issuer's shareholder (participant): None

     19.5 Name:  Closed Joint Stock Company ING Bank (Eurasia) ZAO
          Location:  31, Krasnaya Presnya Str., 123022, Moscow
          Postal address:  31, Krasnaya Presnya Str., 123022, Moscow
          Share in the issuer's charter capital: 5.46% (nominee holder) Shareholders (participants) having in their ownership at least 25% of the issuer's shareholder (participant) charter capital: None

20.  Management Structure of the Issuer

     Management bodies of the issuer are: General Shareholders Meeting, Board of Directors, General Director and Management Board

     Competence of the issuer's general shareholders (participants) meeting under the issuer's charter (foundation documents):

     14.2.1. introduction of amendments and additions to this Charter with the exception of cases stipulated in Clause 4.3. hereof, or approval of a restated version of the Charter of the Company, which is adopted by not less than three quarters of the votes of shareholders holding voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Clause 31.3. hereof;

     14.2.2. the Company's reorganization, the decision on which shall be adopted by not less than three quarters of the voting shares of the Company participating in the meeting;

     14.2.3. the Company's liquidation, appointment of the Liquidation Commission, approval of the interim and final liquidation balance sheets, the decisions on which shall be adopted by shareholders holding voting shares not less than three quarters of the Company's voting shares participating in the meeting;

     14.2.4. election of members to the Board of Directors, the decision on which is adopted by cumulative voting. Premature termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.5. determination of amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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     14.2.6.  decrease of the Charter  Capital of the  Company,  the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.7. election of members to the Audit Commission and premature termination of their powers, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.8. approval of the external auditor of the Company, the decision on which shall be adopted by a simple majority of the voting shares of the Company participating in the meeting;

     14.2.9. approval of the annual reports of the Company; annual accounting statements, including the profit and loss statements of the Company; distribution of profit, including the payment (declaration) of dividends, approval of the amount, form and term of dividends payable in each category and class of shares, approval of losses upon the results of a financial year, the decisions on which shall be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

     14.2.10. approval of the Regulations on the Board of Directors, Regulations on the Audit Commission, Regulations on the General Director, Regulations on the General Shareholders Meeting, as well as of amendments and additions to such Regulations, the decisions on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.11. determination of the procedure for holding a General Shareholders' Meeting drawn up in the form of the Regulations on the General Shareholders Meeting, introduction of amendments and additions to such Regulations, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.12. increase of the charter capital of the Company through increase of the nominal value of shares, the decision on which shall be adopted by a simple majority of shareholders;

     14.2.13. increase of the charter capital of the Company through placement of additional shares by way of public subscription in the event the number of additionally placed shares exceeds twenty-five (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.14. increase of the charter capital of the Company through placement of additional Company shares by way of closed subscription; such decision shall be adopted by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.15. placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other securities) are placed by way of closed subscription or public subscription provided that, in the event of public subscription, bonds convertible into Company shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed ordinary shares; such decision shall be approved by at least three-quarters of votes of the shareholders holding the Company's voting shares and participating in the meeting;

     14.2.16. splitting and consolidation of the Company's shares, the decision on which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

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Open Joint Stock Company Long Distance and International
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     14.2.17.  approval of  transactions  in cases and  through  the  procedures stipulated in Clause 32 of this Charter;

     14.2.18. approval of major transactions in cases and through the procedure stipulated in Clause 31 of this Charter;

     14.2.19. decision on the payment (declaration) of annual dividends, approval of the amount, form and term of payment of the dividends payable for each category and class of shares, which is adopted upon the distribution of the Company's profit and loss, upon results of the financial year;

     14.2.20. decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Law of the Russian Federation "On Joint Stock Companies", which shall be adopted by not less than three quarters of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.21. decision on participation in holding companies, financial and industrial groups, associations and other affiliations of commercial organizations, which shall be adopted by a simple majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.22. decision on matters on which members of the Board of Directors have failed to vote unanimously, as required by this Charter or the federal laws of the Russian Federation, in order to adopt such decision;

     14.2.23. reimbursement, at the Company's expense, of expenses in connection with the preparation and holding of an extraordinary General Shareholders' Meeting in the event that, in violation of the requirements of the applicable laws of the Russian Federation, the Board of Directors has failed to adopt the decision on convening the extraordinary General Shareholders' Meeting and such meeting has been convened by third persons, the decision on which is to be adopted by a simple majority of the Shareholders holding voting shares of the Company participating in the meeting;

     14.2.24. formation of the Counting Commission of the General Shareholders' Meeting, if the number of shareholders of the Company is less than 500, the decision on which is to be adopted by a majority of the shareholders holding voting shares of the Company participating in the meeting;

     14.2.25. decisions on other matters referenced by this Charter, to the competence of a General Shareholders' Meeting.

     14.3. The General Shareholders' Meeting shall be entitled to adopt decisions on the matters stipulated in Clauses 14.2.2, 14.2.10, 14.2.12, 14.2.13, 14.2.14, 14.2.15, 14.2.16, 14.2.17, 14.2.18, 14.2.19, 14.2.20,
     14.2.21, 14.2.22 and 14.2.23, if proposed by the Board of Directors only.

     14.4. The General Shareholders' Meeting shall also be competent to decide on other issues which are regarded by the applicable laws of the Russian Federation, as within the competence of a General Shareholders' Meeting.

     The powers of the issuer's Board of Directors (Supervisory Council) in accordance with the charter (foundation documents):

     23.2 The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except in matters


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     cited  hereunder,  which are  relegated  to the  competence  of the General
     Shareholders' Meeting.

     23.3 The  following  issues shall be within the  competence of the Board of
     Directors:

     23.3.1 determination of the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

     23.3.2 convening of the annual and extraordinary General Shareholders' Meetings of the Company, except in instances provided for under Section
     55.8 of the Law of the Russian Federation "On Joint Stock Companies";

     23.3.3 approval of the agenda of the General Shareholders' Meeting;

     23.3.4 determination of the date for the preparation of the list of persons entitled to take part in the General Shareholders' Meeting and other issues relegated to the competence of the Board of Directors of the Company pursuant to the law of the Russian Federation and this Charter, and related to the preparation and conduct of the General Shareholders' Meeting;

     23.3.5 submission of the matters provided for under Clause 14.3 hereof to the General Shareholders' Meeting for decision;

     23.3.6 increase of the Company's charter capital by having the Company place additional shares, within the limits of the number and categories of authorized shares, as determined hereunder;

     23.3.7 determination of the market value of property under applicable law of the Russian Federation and this Charter;

     23.3.8 decision-making pertaining to the acquisition of shares placed by the Company, namely bonds and other securities;

     23.3.9 determination of the numerical membership of the Management Board of the Company and appointment and early termination of the powers of its members, as proposed by the General Director;

     23.3.10 recommendations pertaining to the amount of the remuneration and compensation payable to the members of the Audit Commission and determination of the amount to be paid for the services of the external auditor;

     23.3.11 recommendations pertaining to the amount of dividends on the shares of each category and class and procedure for their payment;

     23.3.12 decision-making pertaining to the use of the reserves and other funds of the Company;

     23.3.13 approval of the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with the laws of the Russian Federation, this Charter and the Regulations of the Board of Directors, except the documents for which approval is relegated to the competence of the General Shareholders' Meeting and the executive bodies of the Company;

     23.3.14 establishment and liquidation of branches; establishment and closing of the Company's representative offices, approval of the Model Regulations on the Company

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     Branch  (Representative  Office) and  approval of  regulations  on branches
     (representative offices) approved by the General Director and of amendments and additions thereto;

     23.3.15 decision-making pertaining to the Company's participation (accession as a member, termination of participation or change of participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided under Clause 14.2.21 of this Charter;

     23.3.16 decision-making pertaining to the approval of major transactions in the instance provided for under Article 31 hereof;

     23.3.17 decision-making pertaining to the approval of the transactions in the instance provided for under Article 32 hereof;

     23.3.18 appointment and early dismissal of the General Director of the Company;

     23.3.19 determination of the composition, scope and procedure for the protection of information constituting a commercial secret;

     23.3.20 approval of decisions to issue securities, prospectuses and reports on the results of the issuance of securities; amendments and additions thereto;

     23.3.21 approval of the registrar and the terms of the agreement on maintaining the Company's shareholder register; decision-making on the termination of such an agreement with the registrar;

     23.3.22 decision-making pertaining to the reimbursement to the Company officers, including members of the Board of Directors, for losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company as its representative as a result of claims, complaints, demands or amounts of liability against them from any third parties, including the government and municipal agencies;

     23.3.23 decision-making pertaining to the making of insurance agreements to cover the liability of Company's officers, including members of the Board of Directors, for losses inflicted on third parties by the Company's officers in the performance of their official duties and/or exercise of the powers of the Company's representatives;

     23.3.24 consideration of the opinions of the Audit Commission and the external auditor of the Company;

     23.3.25 approval of the terms of the agreements made with the General Director and members of the Management Board;

     23.3.26 consideration of matters related to the remuneration of the General Director for performance results pursuant to the terms of the agreement with the General Director of the Company;

     23.3.27 termination of the agreement with the General Director in the event of early termination of his/her powers;

     23.3.28 decision-making pertaining to the placement by the Company of bonds, and other issued securities where, under the terms of the placement of such shares and other issued securities, they are not convertible into Company shares;

     23.3.29 decision-making pertaining to the placement, by the Company, of bonds convertible into shares and of other issued securities convertible into shares where such bonds (other issue securities) are placed by way of public subscription and may be converted into the

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Company's ordinary shares, amounting to 25 or less percent of the Company's previously placed ordinary shares;

     23.3.30 decision-making pertaining to the introduction of amendments and additions hereto related to the establishment and liquidation of branches, to the establishment and closing of representative offices of the Company and to the results of the placement of the Company's shares in the instances provided for under this Charter;

     23.3.31 election (re-election) of the Chairman and Vice-Chairman of the Board of Directors;

     23.3.32 appointment of the Secretary of the Board of Directors and determination of the amount of his/her remuneration;

     23.3.33 increase of the charter capital of the Company by way of the Company's placement of additional shares by public subscription, within the limits of the number of authorized shares, if the number of additionally placed shares is twenty-five (25) or less percent of the ordinary shares previously placed by the Company;

     23.2.34 determining the procedure for interacting with the organizations in which the Company participates, including the passing of decisions on agenda items of the general meetings of participants of the subsidiaries (the highest governing bodies of organizations having other legal or organizational forms), in which the Company is the sole participant; and

     23.3.35 other matters relegated to the competence of the Board of Directors under this Charter and the law of the Russian Federation "On Joint Stock Companies".

     Competence of the issuer's sole and collegial executive body in accordance with the charter (foundation documents):

     27.4 The General Director acts, without a power of attorney, on behalf of the Company for the following:

     -    representing the Company in the Russian Federation and abroad;

     - presiding at the General Shareholders' Meeting, in accordance with the Regulations on the General Shareholders Meeting;

     -    arranging   for   execution   of  the   resolutions   of  the  General
          Shareholders' Meeting and the Board of Directors;

     - supervising the Directorate General of the Company, approving the Regulations on the Directorate General (an apparatus of corporate management of the Company) and determining the structure and numerical composition of the Directorate General of the Company and the amounts, procedures and forms of remuneration;

     - exercising overall supervision of the operation of the Company's branches and approving Regulations on branches and amendments and additions thereto subject to approval by the Board of Directors of the Company in accordance with the Model Regulations on the Branch (Representative Office) of the Company as approved by the Board of Directors of the Company;

     - appointing and dismissing the directors of branches, and entering into and terminating employment agreements with them;

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     - approving and endorsing the Company's internal regulations except those to be approved, in accordance with Clauses 14.2.11 and 23.3.13 hereof, by the General Shareholders' Meeting and the Board of Directors;

     - issuing orders, directives and instructions that are binding on all the Company's employees;

     - approving, under an order, the List of Branch Employees to be appointed (dismissed) directly by the General Director under an employment agreement (contract);

     - performing any transactions on behalf of the Company within the limits determined under the Federal Law of the Russian Federation "On Joint Stock Companies" and this Charter;

     -    the right to affix the first signature to financial documents;

     -    issuing powers of attorney on behalf of the Company;

     -    opening bank accounts for the Company;

     - organizing and arranging for the compilation of a list of information that can be designated "commercial secrets"; issuing orders and instructions on compliance with the requirements to protect such commercial secrets;

     27.5 The Management Board, the Company's collective executive body, is guided in its operation by this Charter and the Regulations on the Management Board, which are approved at the General Shareholders' Meeting.

     27.6 The number and personal membership of the Management Board of the Company is to be determined by a decision of the Board of Directors, as nominated by the General Director, in accordance with this Charter.

     27.7 The following management matters of the Company's current operations fall within the competence of the Management Board of the Company:

     (1) determination of the Company's technical, financial, economic and tariff policy;

     (2)  preparation  of  proposals  on  the  main  aspects  of  the  Company's
          operation,   including  draft  budgets,  business  plans,  development
          strategies and programs of the Company;

     (3)  arrangements to monitor the Company's business operations;

     (4)  determination of the Company's personnel and social policy;

     (5) preparation of materials and draft resolutions on matters to be considered by the General Shareholders' Meeting and the Board of Directors, including preparation of proposals on the performance of transactions to be approved by the General Shareholders' Meeting and the Board of Directors of the Company on the Company's participation in other organizations, etc.;

     (6) organizational and technical support for the operations of the Company's bodies;

     (7) approval of internal regulations governing matters within the competence of the Management Board of the Company except internal regulations which should be approved by the General Shareholders' Meeting, the Board of Directors and the Management Board of the Company;

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     (8)  analysis  of   performance   results  of  the   Company's   structural
          subdivisions, branches and other separate subdivisions and issuance of binding instructions to improve their performance;

     (9) discussion of organizational matters related to the Company's branches and representative offices and of other matters, in accordance with the Regulations on the Management Board.

     The Management Board of the Company may also decide other matters pertaining to the management of the Company's current operations, based on instructions from the Board of Directors, or as proposed by the General Director of the Company, except decisions pertaining to matters relegated to the competence of the General Shareholders' Meeting or the Board of Directors of the Company.

21.  Members of Issuer's Board of Directors (Supervisory Council) of the Issuer

     The Board of Directors

     Chairman: Valery Nikolaevich Yashin

     Members of the Board of Directors:

     Vadim Evgenievich Belov
     -----------------------
     Year of birth: 1958

     Positions held during the last 5 years:

     Period: 1997 - 1998
     Organization: Joint Stock Commercial Bank "Mezhdunarodnaya Finansovaya Kompaniya" ("International Financial Company")
     Scope of activities: banking
     Title: Deputy Chairman of the Management Board

     Period:  1998 - 1999
     Organization: Moscow representative office of SPK Capital Limited Scope of activities: finance
     Title:  managing director

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Nikolai Pavlovich Emelianov
     ---------------------------
     Year of birth:  1948

     Positions held during the last 5 years:

     Period:  1995 - present time
     Organization:  Open Joint Stock Company Novgorodtelecom

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Sergei Ivanovich Kuznetsov
     --------------------------
     Year of birth:  1953

     Positions held during the last 5 years:

     Period:  1995 - 1998
     Organization:  Open Joint Stock Company Telecominvest
     Scope of activities:  communications
     Title:  General Director

     Period:  1998 - 2001
     Organization:  Open Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  General Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Vladimirovich Lopatin
     -------------------------------
     Year of birth:  1964

     Positions held during the last 5 years:

     Period:  1995 - 1999
     Organization:  RAO UES Russia
     Scope of activities:  energy
     Title: Deputy Director for Asset Management, Director for Asset Management
     - Deputy Chief of Finance Department, Director of Treasury

     Period:  1999 - 2000
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  First Deputy General Director

     Period:  2000 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

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
Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Anton Igorevich Osipchuk
     ------------------------
     Year of birth:  1967

     Positions held during the last 5 years:

     Period:  1997 - 2000
     Organization:  Open Joint Stock Company Telecominvest
     Scope of activities:  communications
     Title:  Deputy General Director of Economics and Finance

     Period:  2000 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  First Deputy General Director, member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Stanislav Nikolaevich Panchenko
     -------------------------------
     Year of birth:  1945

     Positions held during the last 5 years:

     Period:  1996 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Viktor Abramovich Polishuk
     --------------------------
     Year of birth:  1938

     Positions held during the last 5 years:

     Period:  1995 - present time
     Organization: Open Joint Stock Company Rossiyskaya Telekommunikatsionnaya Set ("Russian Telecommunications Network")
     Scope of activities:  communications
     Title:  President

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

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Russian Federation                                                  Page 15 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Remuneration paid in reporting quarter:
     This information is confidential

     Irina Mikhailovna Ragozina
     --------------------------
     Year of birth:  1950

     Positions held during the last 5 years:

     Period:  1997 - 1999
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Head of Service for Share Blocks Management

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Director of Corporate Governance Department

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Mikhail Viktorovich Slipenchuk
     ------------------------------
     Year of birth:  1965

     Positions held during the last 5 years:

     Period:  1997 - 1998
     Organization:  Commercial Bank Metropol
     Scope of activities:  finance
     Title: Head of Securities Department, Chairman of the Management Board on Equity Market

     Period:  1998 - present time
     Organization:   Limited  Liability Company Investment Financial Company
     Metropol
     Scope of activities:  finance
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Grigory Moiseevich Finger
     -------------------------
     Year of birth:  1966

     Positions held during the last 5 years:

     Period:  1995 - present time
     Organization:  Lindsell Enterprises Limited
     Scope of activities:  finance
     Title:  Authorized Representative

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Valeriy Nikolaevich Yashin
     --------------------------
     Year of birth:  1941

     Positions held during the last 5 years:

     Period:  1995 - 1999
     Organization: Open Joint Stock Company "Peterburgskaya Telefonnaya Set" ("Petersburg Telephone Network")
     Scope of activities:  communications
     Title:  General Director

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

22. Sole and Collegial Management Bodies of the Issuer and Executive Officers of the Management Organization of the Issuer

     Sole executive body and members of the collective executive body of the issuer:

     Sergei Ivanovich Kuznetsov
     --------------------------
     Year of birth:  1953

     Positions held during the last 5 years:

     Period: 1995 - 1998
     Organization: Closed Joint Stock Company Telecominvest
     Scope of activities: communications
     Title: General Director

     Period: 1998 - 2001
     Organization: Closed Joint Stock Company Peter Star
     Scope of activities: communications
     Title: General Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  General Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

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Russian Federation                                                  Page 17 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Ivanovich Androsik
     ---------------------------
     Year of birth:  1975

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:    Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title: Junior Specialist, Specialist, Senior Specialist, Finance Manager, Deputy Finance Director for Management Accounting

     Period:  2001 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Advisor to General Director for Economy and Finance

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Finance Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Dmitry Evgenievich Erokhin
     --------------------------
     Year of birth:  1950

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Director of TTsMS-9 Branch

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  First Deputy General Director

     Share in the issuer's charter capital:  0.0004%
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Igor Viktorovich Zabolotny
     --------------------------
     Year of birth:  1967

     Positions held during the last 5 years:

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Period:  1997 - 1998
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Executive Director - Chief of Local Long-Distance and International Telephone Services and Tariffs Operations and Planning Department

     Period:  1998 - 1999
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Executive Director - Chief of General Operations of
     Telecommunications Services Department

     Period:  1999 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title: Executive Director - Director of Marketing and Service Sales Department

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vadim Yurievich Izotov
     ----------------------
     Year of birth:  1968

     Positions held during the last 5 years:

     Period:  1995 - 2001
     Organization:  Closed Joint Stock Company Severo-Zapadny GSM
     Scope of activities:  communications
     Title: System Programmer, Senior Engineer, Head of Group, Deputy Director - Chief of Information Technology Department Group

     Period:  2001 - 2001
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  advisor to General Director on informational technologies

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director - Director for Informational Technologies

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Vladimirovich Lopatin
     -------------------------------
     Year of birth:  1964

     Positions held during the last 5 years:

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
Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Period:  1995 - 1999
     Organization:  RAO UES Russia
     Scope of activities:  energy
     Title: Deputy Director for Asset Management, Director for Asset Management
     - Deputy Finance Director, Director of Treasury

     Period:  1999 - 2000
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  First Deputy General Director

     Period:  2000 - present time
     Organization:  Open Joint Stock Company Svyazinvest
     Scope of activities:  communications
     Title:  Deputy General Director, Member of the Management Board

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Alexandrovich Lutsky
     ------------------------------
     Year of birth:  1972

     Positions held during the last 5 years:

     Period:  1997 - 2000
     Organization: Closed Joint Stock Company Sankt-Peterburgskie Taksofony Scope of activities: communications
     Title:  Finance Director

     Period:  2000 - 2001
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title:  Finance Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Chief Accountant

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Konstantinovich Mironov
     --------------------------------
     Year of birth:  1956

     Positions held during the last 5 years:

     Period:  1997 - 2000
     Organization:  Armed Forces of the Russian Federation
     Scope of activities:  military

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Russian Federation                                                  Page 20 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Title:  Military Servant

     Period:  2001 - 2002
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title: Regime and Security Department Director, Security Department
     Director

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director for Human Resources and Security

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Alexander Viktorovich Mikhalev
     ------------------------------
     Year of birth:  1958

     Positions held during the last 5 years:

     Period:  1997 - 1999
     Organization:  Closed Joint Stock Company Delta Telecom
     Scope of activities:  communications
     Title:  Senior Construction Manager, Senior Network Maintenance Manager

     Period:  1999 - 2001
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title:  Deputy Director for General Matters

     Period:  2001 - 2002
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title: Acting Director of Administrative Department, Administrative Department Director

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Counsel to General Director, Deputy General Director - Administrative Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Marina Dmitrievna Oleshek
     -------------------------
     Year of birth:  1961

     Positions held during the last 5 years:

     Period:  1997 - 1998
     Organization:  Erport Management Company Limited

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Russian Federation                                                  Page 21 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Scope of activities:  information and human resources service
     Title:  Human Resources Director

     Period:  1998 - 1999
     Organization:   Vacant
     Scope of activities:  information and human resources service

     Title:  General Director

     Period:  1999 - 2001
     Organization:  Open Joint Stock Company Vympelcom
     Scope of activities:  communications
     Title:  Personnel Director

     Period:  2001 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title: Deputy General Director of Rostelecom-Director for Structure Development and Personnel Administration

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Vladimir Vladimirovich Terekhov
     -------------------------------
     Year of birth:  1958

     Positions held during the last 5 years:

     Period:  1997 - 2001
     Organization:  Closed Joint Stock Company Peter Star
     Scope of activities:  communications
     Title: Engineer of radio relay stations, Manager, Senior Manager, Deputy Technical Director on Development and Engineering

     Period:  2001 - 2002
     Organization: Closed Joint Stock Company Petersburg Transit Telecom Scope of activities: communications
     Title: Deputy General Director for Technical Development, Deputy General Director - Technical Director

     Period:  2002 - present time
     Organization:  Open Joint Stock Company Rostelecom
     Scope of activities:  communications
     Title:  Deputy General Director and Technical Director

     Share in the issuer's charter capital:  None
     Shares in the issuer's subsidiaries/dependent companies:  None

     Remuneration paid in reporting quarter:
     This information is confidential

     Person performing the functions of the sole executive body of the issuer:
     Sergei Ivanovich Kuznetsov

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Russian Federation                                                  Page 22 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

23. Remuneration Paid to the Board of Directors (Supervisory Council) Members and Other Executive Officers of the Issuer

     Total remuneration paid to all persons listed in items 21 and 22 in reporting period:
     Salary (rub.): 4,856,254
     Bonuses (rub.):  3,979,631
     Commission (rub.):  0
     Other benefits in kind (rub.):  7,800,000
     Total (rub.):  16,635,885

     See also items 21 and 22

24.  Information on Legal Entities with Issuer's Participation

     Legal entities in which the issuer owns not less than 5 percent of the charter capital

     Name: Subsidiary Rest House Malakhit
     Location: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Postal address: 15, Scherbakova Str., 334200, Yalta, Autonomous Republic of Crimea, Ukraine
     Issuer's share in the charter capital of the legal entity: 100%

     Name: Limited Liability Company INFORMTEK
     Location: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of Crimea,
               Ukraine
     Postal address: 7, Sohanya Str., 334200, Yalta, Autonomous Republic of
                     Crimea, Ukraine
     Issuer's share in the charter capital of the legal entity: 99.9%

     Name: Closed Joint Stock Company RTC-Center
     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity: 99.001%

     Name: Closed Joint Stock Company ROSPAK
     Location: 2a, Bryusov Per., 103009, Moscow
     Postal address: 2a, Bryusov Per., 103009, Moscow
     Issuer's share in the charter capital of the legal entity: 90.8%

     Name: Limited Liability Company Eniseyskoye Televideniye ("Enisey
           Broadcasting")
     Location: 246, Karl Marx Str., 660100, Krasnoyarsk
     Postal address: 246, Karl Marx Str., 660100, Krasnoyarsk
     Issuer's share in the charter capital of the legal entity: 90%

     Name: Closed Joint Stock Company Telecomcity
     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity: 80%

     Name: Commercial Bank Russky Aktseptny Bank ("Russian Acceptance Bank")
     Location: 15a, Kalanchevskaya Str., 107078, Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity: 77.59%

     Name: Closed Joint Stock Company RTC-Internet
     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity: 63.5%


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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Name: Closed Joint Stock Company Insurance Company Costars
     Location: Apt. 33-08, 42, Bldg. 3, Leninsky Prospect, 117119, Moscow Postal address: 15a, Kalanchevskaya Str., 107078, Moscow
     Issuer's share in the charter capital of the legal entity: 60%

     Name: Closed Joint Stock Company Inzhenerny Tsentr ("Engineering Center")
     Location: 16, Kazakova Str., 103064, Moscow
     Postal address: 16, Kazakova Str., 103064, Moscow
     Issuer's share in the charter capital of the legal entity: 60%

     Name: Closed Joint Stock Company Incom
     Location: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Postal address: 27/26, Bldg. 3d, Zubovsky Boulevard, 119021, Moscow Issuer's share in the charter capital of the legal entity: 54.4%

     Name: Closed Joint Stock Company Telebarents
     Location: 37, Parkovaya Str., 185014, Petrozavodsk
     Postal address: 37, Parkovaya Str., 185014, Petrozavodsk
     Issuer's share in the charter capital of the legal entity: 51%

     Name: Closed Joint Stock Company Globalstar Space Telecommunications
           (Globaltel)
     Location: 25, Bldg. 2, Dubovaya Roscha Str., 127427, Moscow
     Postal address: Office 500, 15, B. Cherkassky Per., 103626 Moscow Issuer's share in the charter capital of the legal entity: 51%

     Name: Closed Joint Stock Company Rostelecomport
     Location: 22, Oktyabrskaya Str., 188450 Kingisepp, Russia
     Postal address: 22, Oktyabrskaya Str., 188450 Kingisepp, Russia Issuer's share in the charter capital of the legal entity: 50%

     Name: Closed Joint Stock Company Aquapark-RT
     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity: 50%

     Name: Closed Joint Stock Company Westelcom
     Location: 26, Suschevsky Val Str,. 127018, Moscow
     Postal address: 26, Suschevsky Val Str,. 127018, Moscow
     Issuer's share in the charter capital of the legal entity: 50%

     Name: Closed Joint Stock Company Telecom-Tsentr
     Location: 25, Dubovaya Roscha Str., 127427, Moscow
     Postal address: 25, Dubovaya Roscha Str., 127427, Moscow
     Issuer's share in the charter capital of the legal entity: 45%

     Name: Closed Joint Stock Company Teleport-TP
     Location: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow Postal address: All-Russia Exhibition Center, Prospect Mira, 129223 Moscow Issuer's share in the charter capital of the legal entity: 44%

     Name: Open Joint Stock Company Tsentralnaya Kompaniya Delovaya Set
          ("Central Company Business Network")
     Location: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098 Moscow Issuer's share in the charter capital of the legal entity: 43.5%

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Russian Federation                                                  Page 24 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Name: Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
     Location: 8, 1st Proezd Perova Polya, 111141 Moscow
     Postal address: 8, 1st Proezd Perova Polya, 111141 Moscow
     Issuer's share in the charter capital of the legal entity: 40%

     Name: Open Joint Stock Company MMTS-9
     Location: 7, Butlerova Str., 117485 Moscow
     Postal address: 7, Butlerova Str., 117485 Moscow
     Issuer's share in the charter capital of the legal entity: 36.86%

     Name: Closed Joint Stock Company Razbeg-Marafon
     Location: 56, Trifonovskaya, 129110 Moscow
     Postal address: 56, Trifonovskaya, 129110 Moscow
     Issuer's share in the charter capital of the legal entity: 33.33%

     Name: Open Joint Stock Company Teleradiocompaniya Yalta
     Location: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine
     Postal address: 7, Sokhanya Str., 334200 Yalta, Crimea, Ukraine Issuer's share in the charter capital of the legal entity: 30%

     Name: Open Joint Stock Company RTC-Leasing
     Location: 5, Delegatskaya Str., 127091 Moscow
     Postal address: 42, Bld. 2 Schepkina Str., 129110 Moscow
     Issuer's share in the charter capital of the legal entity: 27.12%

     Name: Closed Joint Stock Company Informcouriersvyaz
     Location: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow
     Postal address: 6, Bldg. 1, 4th Mikhailovsky Proezd, 117419 Moscow Issuer's share in the charter capital of the legal entity: 25.25%

     Name: Open Joint Stock Company RTComm.RU
     Location: 15a, Kalanchevskaya Str., 107078 Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078 Moscow
     Issuer's share in the charter capital of the legal entity: 25.00001%

     Name: Closed Joint Stock Company Rustel
     Location: 10/4, Staraya Ploschad, 103070, Moscow
     Postal address: 10/4, Staraya Ploschad, 103070, Moscow
     Issuer's share in the charter capital of the legal entity: 25%

     Name: Non-governmental Pension Fund Rostelecom-Garantia
     Location: 5, Delegatskaya Str., 127091 Moscow
     Postal address: 15a, Kalanchevskaya Str., 107078 Moscow
     Issuer's share in the charter capital of the legal entity: 24.85%

     Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz ("Moscow Cellular
           Communications")
     Location: 18/20, Vorontsovskaya Str., 109044, Moscow
     Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow
     Issuer's share in the charter capital of the legal entity: 23.5%

     Name: Closed Joint Stock Company NTTs Comset
     Location: 7, Zelyony Pr., 111141, Moscow
     Postal address: 7, Zelyony Pr., 111141, Moscow
     Issuer's share in the charter capital of the legal entity: 22.18%



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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Name: Limited Liability Company ChOP Rostelecom-Bezopasnost
     Location: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow
     Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20%

     Name: Closed Joint Stock Company Telmos
     Location: 15, Zemledelchesky Per., 119121, Moscow
     Postal address: 15, Zemledelchesky Per., 119121, Moscow
     Issuer's share in the charter capital of the legal entity: 20%

     Name: Closed Joint Stock Company Moskovsky Center Novikh Technologiy
           Telecommunikatsiy
     Location: 46, Arbat Str., 121002, Moscow
     Postal address: 46, Arbat Str., 121002, Moscow
     Issuer's share in the charter capital of the legal entity: 20%

     Name: Closed Joint Stock Company MS-Trust
     Location: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18/20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 20%

     Name: Limited Liability Company Medicom-33
     Location: 16, Malakhitovaya Str., 129128, Moscow
     Postal address: 16, Malakhitovaya Str., 129128, Moscow
     Issuer's share in the charter capital of the legal entity: 18.52%

     Name: Limited Liability Company Arkhangelskaya GTS
     Location: 4, Priorova Str., 163071, Arkhangelsk
     Postal address: 4, Priorova Str., 163071, Arkhangelsk
     Issuer's share in the charter capital of the legal entity: 17%

     Name: Closed Joint Stock Company RT-Radiotext
     Location: 12, Akademika Korolyova Str., 127427, Moscow
     Postal address: 12, Akademika Korolyova Str., 127427, Moscow
     Issuer's share in the charter capital of the legal entity: 15%

     Name: Closed Joint Stock Company Transportniye Tsifroviye Seti ("Transport
           Digital Networks")
     Location: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow Region,
               143070
     Postal address: TTsMS-21, Posyolok Sosnovka, Odintsovsky District, Moscow
                     Region, 143070
     Issuer's share in the charter capital of the legal entity: 15%

     Name: Limited Liability Company Tver Telecom
     Location: 24, Novotorzhskaya Str., 170000, Tver
     Postal address: 24, Novotorzhskaya Str., 170000, Tver
     Issuer's share in the charter capital of the legal entity: 15%

     Name: Golden Telecom, Inc.
     Location: National Corporate Research Ltd. In the City of Dover, County of
               Kent, State of Delaware, USA
     Postal address: 615 South DuPont, Highway, Dover, 19901 USA
     Issuer's share in the charter capital of the legal entity: 15%

     Name: Closed Joint Stock Company RTC-Invest


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Russian Federation                                                  Page 26 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity: 13.5%

     Name: Limited Liability Partnership RON
     Location: 5, Delegatskaya Str., 127091, Moscow
     Postal address: 5, Delegatskaya Str., 127091, Moscow
     Issuer's share in the charter capital of the legal entity: 12.4%

     Name: Closed Joint Stock Company Expo-Telecom
     Location: 7, Tverskaya Str., 103375, Moscow
     Postal address: 7, Tverskaya Str., 103375, Moscow
     Issuer's share in the charter capital of the legal entity: 11.1%

     Name: Closed Joint Stock Company TV-Inform
     Location: 1, Rusakovskaya Nab., 106076, Moscow
     Postal address: 1, Rusakovskaya Nab., 106076, Moscow
     Issuer's share in the charter capital of the legal entity: 10.5%

     Name: Open Joint Stock Company Avianet
     Location: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Postal address: Apartment 7, 37, Leningradsky Prospect., 109052, Moscow Issuer's share in the charter capital of the legal entity: 10.3%

     Name: Closed Joint Stock Company Telekros
     Location: 27, Presnensky Val, 123557, Moscow
     Postal address: 27, Presnensky Val, 123557, Moscow
     Issuer's share in the charter capital of the legal entity: 10%

     Name: Closed Joint Stock Company VestBalt Telecom
     Location: 32, Leninsky Pr., 236040, Kaliningrad
     Postal address: 32, Leninsky Pr., 236040, Kaliningrad
     Issuer's share in the charter capital of the legal entity: 10%

     Name: Closed Joint Stock Company Sankt-Peterburgskiy Center Electrosvyazi
     Location: 24, Prospect Bolshevikov, 193232, Saint-Petersburg
     Postal address: 24, Prospect Bolshevikov, 193232, Saint-Petersburg Issuer's share in the charter capital of the legal entity: 9.4%

     Name: Association of Telecommunications of Povolzhye Region
     Location: 1/3, Kuprina Str., 440606, Penza
     Postal address: 1/3, Kuprina Str., 440606, Penza
     Issuer's share in the charter capital of the legal entity: 9.09%

     Name: Closed Joint Stock Company Registrator-svyaz
     Location: 27, Presnensky Val, 123557, Moscow
     Postal address: 15a, Bolshaya Olenya Str., 107014, Moscow
     Issuer's share in the charter capital of the legal entity: 8.64%

     Name: Closed Joint Stock Company Ramsatcom
     Location: 32-A, Leninsky Prospect, 117334, Moscow
     Postal address: 3, Bldg, 2, 109028, Moscow
     Issuer's share in the charter capital of the legal entity: 6.55%

     Name: Closed Joint Stock Company Teleinf
     Location: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow

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Russian Federation                                                  Page 27 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 6.25%

     Name: Closed Joint Stock Company Rossiyskiye Informatsionniye Tsentry
     Location: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
     Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Issuer's share in the charter capital of the legal entity: 6.18%

     Name: Limited Liability Company Svyaz Expertiza
     Location: 22, Bldg. 22, Marxistskaya Str., 109147, Moscow
     Postal address: 22, Bldg. 22, Marxistskaya Str., 109147, Moscow Issuer's share in the charter capital of the legal entity: 5.7%

     Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya
           Telecommunikatsiy
     Location: 55., Bldg. 2, Plyuschikha Str., 119121, Moscow
     Postal address: 55., Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity: 0%

     Name: Association of Telecommunications of Tsentralno-Tchernozemny Region
     Location: Central District of the City of Voronezh
     Postal address: 35, Prospect Revolyutsii, 394000, Voronezh
     Issuer's share in the charter capital of the legal entity: 0%

     Name: Association of Operators of the Federal Network of Business Services
           ISKRA
     Location: 40, Leninsky Prospect, 117334, Moscow
     Postal address: 40, Leninsky Prospect, 117334, Moscow
     Issuer's share in the charter capital of the legal entity: 0%

     Name: Association of Communications Enterprises of Sibir and Far East
     Location: 8, Bogdanova Per., 664011, Irkutsk
     Postal address: 8, Bogdanova Per., 664011, Irkutsk
     Issuer's share in the charter capital of the legal entity: 0%


25. Participating Shares of All Legal Entities where the Issuer Owns 5% of the Charter Capital, and Shares of the Executives of Such Legal Entities in the Issuer's Charter Capital

     25.1 Name: Subsidiary Rest House Malakhit
          Location: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
          Postal address: 15, Scherbakova Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
          Issuer's share in the charter capital of the legal entity: 100%
          This entity's share in the issuer's charter capital: None

     25.2 Name: Limited Liability Company INFORMTEK
          Location: 7, Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
          Postal address: 7, Sokhanya Str., Yalta, Crimea, 334200, Ukraine Issuer's share in the charter capital of the legal entity: 99.9% This entity's share in the issuer's charter capital: None

          Officers:

          25.2.1    Yuly Pavlovich Konontsev


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Russian Federation                                                  Page 28 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------


                    Functions of this person: Sole Executive Body
                    This person's share in the issuer's charter capital:
                    0.0002%

     25.3 Name: Closed Joint Stock Company RTC-Center
          Location: 5, Delegatskaya Str., 127091, Moscow
          Postal address: 15a, Kalanchevskaya Str., 107078 Moscow
          Issuer's share in the charter capital of the legal entity:
          99.001%
          This entity's share in the issuer's charter capital: None

          Officers:

          25.3.1    Pavel Ivanovich Alpetyan
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.001%

     25.4 Name: Closed Joint Stock Company Rospak
          Location: 2a, Bryusov Per., 103009, Moscow
          Postal address: 2a, Bryusov Per., 103009, Moscow
          Issuer's share in the charter capital of the legal entity: 90.8% This entity's share in the issuer's charter capital: None

          Officers:

          25.4.1    Viktor Anatolievich Grishkevich
                    Functions of this person: Sole Executive Body
                    This person's share in the issuer's charter capital:
                    0.0007%

          25.4.2    Pavel Ivanovich Alpetyan
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.001%

     25.5 Name: Limited Liability Company Eniseyskoye Televideniye
          Location: 246, Karla Marxa Str., 660100, Krasnoyarsk
          Postal address: 246, Karla Marxa Str., 660100, Krasnoyarsk Issuer's share in the charter capital of the legal entity: 90% This entity's share in the issuer's charter capital: None

     25.6 Name:  Closed Joint Stock Company Telecomcity
          Location:  5, Delegatskaya Str., 127091, Moscow
          Postal address:  5, Delegatskaya Str., 127091, Moscow
          Issuer's share in the charter capital of the legal entity: 80% This entity's share in the issuer's charter capital: None

     25.7 Name:  Commercial Bank Russkiy Aktseptny Bank
          Location:  15a Kalanchevskaya Str., 107078 Moscow
          Postal address:  15a Kalanchevskaya Str., 107078 Moscow
          Issuer's share in the charter capital of the legal entity: 77.59% This entity's share in the issuer's charter capital: None

     25.8 Name:  Closed Joint Stock Company RTC-Internet
          Location:  5 Delegatskaya Str., 127091 Moscow
          Postal address:  15a Kalanchevskaya Str., 107078 Moscow
          Issuer's share in the charter capital of the legal entity: 63.5% This entity's share in the issuer's charter capital: None

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Russian Federation                                                  Page 29 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

          Officers:

          25.8.1    Pavel Ivanovich Alpetyan
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.001%

          25.8.2    Igor Vladimirovich Kocheshkov
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0007%

          25.8.3    Viktor Anatolievich Grishkevich
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0007%

     25.9  Name:   Closed Joint Stock Company Inzhenerny Center
           Location:  16, Kazakova Str., 103064, Moscow
           Postal address:  16, Kazakova Str., 103064, Moscow
           Issuer's share in the charter capital of the legal entity: 60% This entity's share in the issuer's charter capital: None

     25.10     Name:  Closed Joint Stock Company Insurance Company Costars
               Location: Apartment 33-08, 42, Bldg. 42, Leninsky Prospect, 117119, Moscow
               Postal address: 15a Kalanchevskaya Str., 107078 Moscow Issuer's share in the charter capital of the legal entity: 60% This entity's share in the issuer's charter capital: None

               Officers:

          25.10.1   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0004%

     25.11     Name:  Closed Joint Stock Company Incom
               Location:  27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow
               Postal address: 27/26, Bldg. 3d, Zubovsky Blvd., 119021, Moscow Issuer's share in the charter capital of the legal entity: 54.4% This entity's share in the issuer's charter capital: None

               Officers:

          25.11.1   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0004%

     25.12     Name:  Closed Joint Stock Company Telebarents
               Location:  37, Parkovaya Str., 185014, Petrozavodsk
               Postal address: 37, Parkovaya Str., 185014, Petrozavodsk Issuer's share in the charter capital of the legal entity: 51% This entity's share in the issuer's charter capital: None


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Russian Federation                                                  Page 30 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

                    Officers:

          25.12.1   Alexei Alexeevich Domoroschin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0075%

     25.13 Name: Closed Joint Stock Company Globalstar Space Telecommunications (Globaltel)
               Location: 25, Bldg. 2, Dubovaya Roscha Str., 127427 Moscow Postal address: Office 500, 15, Bolshoy Cherkassky Per., 103626 Moscow
               Issuer's share in the charter capital of the legal entity: 51% This entity's share in the issuer's charter capital: None

               Officers:

          25.13.1   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0004%

     25.14     Name:  Closed Joint Stock Company Acquapark-RT
               Location:  5, Delegatskaya Str., 127091, Moscow
               Postal address:  5, Delegatskaya Str., 127091, Moscow
               Issuer's share in the charter capital of the legal entity: 50% This entity's share in the issuer's charter capital: None

     25.15     Name:  Closed Joint Stock Company Westelcom
               Location:  26, Suschevsky Val, 127018, Moscow
               Postal address:  26, Suschevsky Val, 127018, Moscow
               Issuer's share in the charter capital of the legal entity: 50% This entity's share in the issuer's charter capital: None

     25.16     Name:  Closed Joint Stock Company Rostelecomport
               Location:  22, Oktyabrskaya Str., 188450, Kingisepp
               Postal address: 22, Oktyabrskaya Str., 188450, Kingisepp Issuer's share in the charter capital of the legal entity: 50% This entity's share in the issuer's charter capital: None

     25.17     Name:  Closed Joint Stock Company Telecom-Center
               Location:  25, Dubovaya Roscha Str., 127427, Moscow
               Postal address: 25, Dubovaya Roscha Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 45% This entity's share in the issuer's charter capital: None

               Officers:

          25.17.1   Anatoly Grigorievich Uryev
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital:  0.001%

          25.17.2   Gennady Efimovich Itkis
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital:  0.001%

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Russian Federation                                                  Page 31 / 95

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

          25.17.3   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0004%

     25.18     Name:  Closed Joint Stock Company Teleport-TP
               Location: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
               Postal address: All-Russia Exhibition Center, Prospect Mira, 129223, Moscow
               Issuer's share in the charter capital of the legal entity: 44% This entity's share in the issuer's charter capital: None

     25.19     Name:  Open Joint Stock Company Tsentralnaya Kompaniya Delovaya
               Set
               Location: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098, Moscow Postal address: 1, Bldg. 2, Marshala Vasilevskogo Str., 123098, Moscow
               Issuer's share in the charter capital of the legal entity: 43.5% This entity's share in the issuer's charter capital: None

               Officers:

          25.19.1   Oleg Gennadievich Belov
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0051%

          25.19.2   Viktor Anatolievich Grishkevich
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0007%

     25.20     Name:  Autonomous Non-Commercial Organization NTTsS TsNIIS-RTC
               Location:  8, 1st Proezd Perova Polya, 111141, Moscow
               Postal address: 8, 1st Proezd Perova Polya, 111141, Moscow Issuer's share in the charter capital of the legal entity: 40% This entity's share in the issuer's charter capital: None

     25.21     Name:  Open Joint Stock Company MMTS-9
               Location:  7, Butlerova Str., 117485, Moscow
               Postal address:  7, Butlerova Str., 117485, Moscow
               Issuer's share in the charter capital of the legal entity: 36.86% This entity's share in the issuer's charter capital: None

                  Officers:

          25.21.1   Boris Vasilyevich Zverev
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0178%

          25.21.2   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This entity's share in the issuer's charter capital: 0.0004%

     25.22     Name:  Closed Joint Stock Company Razbeg-Marafon
               Location:  56, Trifonovskaya Str., 129110, Moscow
               Postal address:  56, Trifonovskaya Str., 129110, Moscow

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Issuer's share in the charter capital of the legal entity: 33.33% This entity's share in the issuer's charter capital: None

       25.23   Name:  Open Joint Stock Company Teleradiocompaniya Yalta
               Location: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukrain
               Postal address: Sokhanya Str., Yalta, Autonomous Republic of Crimea, 334200, Ukraine
               Issuer's share in the charter capital of the legal entity: 30% This entity's share in the issuer's charter capital: None

               Officers:

          25.23.1   Yuly Pavlovich Konontsev
                    Functions of this person:  Sole Executive Body
                    This person's share in the issuer's charter capital: 0.0002%

       25.24   Name:  Open Joint Stock Company RTC-Leasing
               Location:  5, Delegatskaya Str.,127091, Moscow
               Postal address: 42, Bldg. 2, Schepkina Str., 129110, Moscow Issuer's share in the charter capital of the legal entity: 27.12% This entity's share in the issuer's charter capital: None

               Officers:

          25.24.1   Oleg Gennadievich Belov
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0051%

       25.25   Name:  Closed Joint Stock Company Informcouriersvyaz
               Location: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow Postal address: 6, Bldg. 1, 4th V. Mikhailovsky Pr., 117419, Moscow
               Issuer's share in the charter capital of the legal entity: 25.25% This entity's share in the issuer's charter capital: None

       25.26   Name:  Open Joint Stock Company RTComm.Ru
               Location:  15a, Kalanchevskaya Str., 107078, Moscow
               Postal address: 15a, Kalanchevskaya Str., 107078, Moscow Issuer's share in the charter capital of the legal entity:
               25.00001%
               This entity's share in the issuer's charter capital:  None

       25.27   Name:  Closed Joint Stock Company Rustel
               Location:  10\4, Staraya Pl., 103070, Moscow.
               Postal address:  10\4, Staraya Pl., 103070, Moscow.
               Issuer's share in the charter capital of the legal entity: 25% This entity's share in the issuer's charter capital: None

       25.28   Name:  Non-Commercial Pension Fund Rostelecom-Garantia
               Location:  5, Delegatskaya Str., 127091, Moscow
               Postal address:  15a Kalanchevskaya Str., 107078 Moscow
               Issuer's share in the charter capital of the legal entity: 24.85% This entity's share in the issuer's charter capital: None

       25.29 Name: Open Joint Stock Company Moskovskaya Sotovaya Svyaz (Moscow Cellular Communications)
               Location:  18/20, Vorontsovskaya Str., 109044, Moscow

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Postal address: 18/20, Vorontsovskaya Str., 109044, Moscow Issuer's share in the charter capital of the legal entity: 23.5% This entity's share in the issuer's charter capital: None

               Officers:

          25.29.1   Yury Anatolievich Khromov
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0001%

     25.30     Name:  Closed Joint Stock Company NTTs Comset
               Location:  7, Zeleny Pr., 111141, Moscow
               Postal address:  7, Zeleny Pr., 111141, Moscow
               Issuer's share in the charter capital of the legal entity: 22.18% This entity's share in the issuer's charter capital: None

               Officers:

          25.30.1   Mikhail Ivanovich Slyshenkov
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0012%

     25.31 Name: Closed Joint Stock Company Moskovskiy Tsentr Novykh Tekhnologiy Telekommunikatsiy
               Location:  46, Arbat Str., 121002, Moscow.
               Postal address:  46, Arbat Str., 121002, Moscow.
               Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

               Officers:

          25.31.1   Dmitry Evgenievich Erokhin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0004%

     25.32     Name:  Closed Joint Stock Company Telmos
               Location:  15, Zemledelchesky Per., 119121, Moscow
               Postal address: 15, Zemledelchesky Per., 119121, Moscow Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

     25.33     Name:  Limited Liability Company ChOP Rostelecom-Bezopasnost
               Location:  2, Bldg. 2, Deguninskaya Str., 127486, Moscow
               Postal address: 2, Bldg. 2, Deguninskaya Str., 127486, Moscow Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

     25.34     Name:  Closed Joint Stock Company MS-Trust
               Location: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow Postal address: 18\20, Bldg. 2, Vorontsovskaya Str., 109044, Moscow
               Issuer's share in the charter capital of the legal entity: 20% This entity's share in the issuer's charter capital: None

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Russian Federation                                                  Page 34 / 95

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     25.35     Name:  Limited Liability Company Medicom-33
               Location:  16, Malakhitovaya Str., 129128, Moscow
               Postal address:  16, Malakhitovaya Str., 129128, Moscow
               Issuer's share in the charter capital of the legal entity: 18.52% This entity's share in the issuer's charter capital: None

               Officers:

          25.35.1   Roman Borisovich Kreynin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0035%

          25.35.2   Vladimir Yuzovich Kolker
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0006%

     25.36     Name:  Limited Liability Company Arkhangelskaya GTS
               Location:  4, Priorova Str., 163071, Arkhangelsk
               Postal address:  4, Priorova Str., 163071, Arkhangelsk
               Issuer's share in the charter capital of the legal entity: 17% This entity's share in the issuer's charter capital: None

     25.37     Name:  Closed Joint Stock Company Transportniye Tsifroviye Seti
               Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, TTsMS-21
               Postal address: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, TTsMS-21
               Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

               Officers:

          25.37.1   Valery Petrovich Zavyalov
                    Functions of this person:  Sole Executive Body
                    This person's share in the issuer's charter capital: 0.0021%

          25.37.2   Galina Vladimirovna Garanina
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0007%

          25.37.3   Yury Vasilyevich Zhilin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital:  0.005%

     25.38     Name:  Closed Joint Stock Company RT_Radioteletext
               Location:  12, Akademika Koroleva Str., 127427, Moscow
               Postal address: 12, Akademika Koroleva Str., 127427, Moscow Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

     25.39     Name:  Golden Telecom Inc.
               Location: National Corporate Research Ltd. In the City of Dover, County of Kent,

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Russian Federation                                                  Page 35 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               State of Delaware, USA
               Postal address: 615 South DuPont, Highway, Dover, 19901 USA Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

     25.40     Name:  Limited Liability Company Tver-Telecom
               Location:  24, Novotorzhskaya Str., 170000, Tver
               Postal address:  24, Novotorzhskaya Str., 170000, Tver
               Issuer's share in the charter capital of the legal entity: 15% This entity's share in the issuer's charter capital: None

     25.41     Name:  Closed Joint Stock Company RTC-Invest
               Location:  5, Delegatskaya Str., 127091, Moscow
               Postal address:  5, Delegatskaya Str., 127091, Moscow
               Issuer's share in the charter capital of the legal entity: 13.5% This entity's share in the issuer's charter capital: None

     25.42     Name:  Limited Liability Partnership RON
               Location:  5, Delegatskaya Str., 127091, Moscow
               Postal address:  5, Delegatskaya Str., 127091, Moscow
               Issuer's share in the charter capital of the legal entity: 12.4% This entity's share in the issuer's charter capital: None

     25.43     Name:  Closed Joint Stock Company Expo-Telecom
               Location:  7, Tverskaya Str., 103375, Moscow
               Postal address:  7, Tverskaya Str., 103375, Moscow
               Issuer's share in the charter capital of the legal entity: 11.1% This entity's share in the issuer's charter capital: None

               Officers:

          25.43.1   Evgeny Georgievich Kalinikhin
                    Functions of this person:  Sole Executive Body
                    This person's share in the issuer's charter capital: 0.0051%

     25.44     Name:  Closed Joint Stock Company TV-Inform
               Location:  1, Rusakovskaya Nab., 106076, Moscow
               Postal address:  1, Rusakovskaya Nab., 106076, Moscow
               Issuer's share in the charter capital of the legal entity: 10.5% This entity's share in the issuer's charter capital: None

     25.45     Name:  Open Joint Stock Company Avianet
               Location:  37, Bldg. 7, Leningradsky Pr., 109052, Moscow
               Postal address: 37, Bldg. 7, Leningradsky Pr., 109052, Moscow Issuer's share in the charter capital of the legal entity: 10.3% This entity's share in the issuer's charter capital: None

               Officers:

          25.45.1   Boris Vasilyevich Zverev
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0178%

     25.46     Name:  Closed Joint Stock Company Telekros
               Location:  27, Presnensky Val, 123557, Moscow

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Russian Federation                                                  Page 36 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Postal address:  27, Presnensky Val, 123557, Moscow
               Issuer's share in the charter capital of the legal entity: 10% This entity's share in the issuer's charter capital: None

     25.47     Name:  Closed Joint Stock Company WestBalt Telecom
               Location:  32, Leninsky Pr., 236040, Kaliningrad
               Postal address:  32, Leninsky Pr., 236040, Kaliningrad
               Issuer's share in the charter capital of the legal entity: 10% This entity's share in the issuer's charter capital: None

     25.48 Name: Closed Joint Stock Company Sankt-Peterburgskiy Tsentr Elektrosvyazi
               Location:  24, Bolshevikov Pr., 193232, St. Peterburg
               Postal address: 24, Bolshevikov Pr., 193232, St. Peterburg Issuer's share in the charter capital of the legal entity: 9.4% This entity's share in the issuer's charter capital: None

     25.49     Name:  Association of Telecommuncations Enterprises of Povolzhye
               Region
               Location:  1/3, Kuprina Str., 440606, Penza
               Postal address:  1/3, Kuprina Str., 440606, Penza
               Issuer's share in the charter capital of the legal entity: 9.09% This entity's share in the issuer's charter capital: None

     25.50     Name:  Closed Joint Stock Company Registrator-Svyaz
               Location: P.O. Box 45, 15A, Kalanchevskaya Str., 107078, Moscow Postal address: P.O. Box 45, 15A, Kalanchevskaya Str., 107078, Moscow
               Issuer's share in the charter capital of the legal entity: 8.64% This entity's share in the issuer's charter capital: None

     25.51     Name:  Closed Joint Stock Company Ramsatcom
               Location:  32-A, Leninsky Pr., 117334, Moscow
               Postal address: 3, Bldg. 3, Solyanka Str., 109028, Moscow Issuer's share in the charter capital of the legal entity: 6.55% This entity's share in the issuer's charter capital: None

     25.52     Name:  Closed Joint Stock Company Teleinf
               Location:  Office 1042, 19, Akademika Korolyova Str., 127427,
               Moscow
               Postal address: Office 1042, 19, Akademika Korolyova Str., 127427, Moscow
               Issuer's share in the charter capital of the legal entity: 6.25% This entity's share in the issuer's charter capital: None

               Officers:

          25.52.1   Evgeny Ivanovich Mishin
                    Functions of this person: Member of the Board of Directors (Supervisory Council)
                    This person's share in the issuer's charter capital: 0.0102%

     25.53     Name:  Closed Joint Stock Company Rossiyskiye Informatsionniye
               Tstentry
               Location:  3, 1st Tverskaya-Yamskaya Str., 125047, Moscow
               Postal address: 3, 1st Tverskaya-Yamskaya Str., 125047, Moscow Issuer's share in the charter capital of the legal entity: 6.18% This entity's share in the issuer's charter capital: None

     25.54     Name:  Limited Liability Company Svyazexpertiza
               Location: 22, Bldg. 1, Marksistskaya Str., 109147,Moscow Postal address: 22, Bldg. 1, Marksistskaya Str., 109147,Moscow

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Russian Federation                                                  Page 37 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Issuer's share in the charter capital of the legal entity: 5.7% This entity's share in the issuer's charter capital: None

     25.55 Name: Association of Telecommunications of Tsentralno-Chernozemny Region
               Location:  Central District of the City of Voronezh
               Postal address: 35, Pr. Revolyutsii, 394000, Voronezh Issuer's share in the charter capital of the legal entity: 0% This entity's share in the issuer's charter capital: None

     25.56     Name:  Association of Communications Enterprises of Sibir and Far
               East
               Location:  8, Bogdanova Per., 664011, Irkutsk
               Postal address:  8, Bogdanova Per., 664011, Irkutsk
               Issuer's share in the charter capital of the legal entity: 0% This entity's share in the issuer's charter capital: None

     25.57 Name: Non-Commercial Partnership Tsentr Issledovaniy Problem Razvitiya Telecommunikatsiy
               Location: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Postal address: 55, Bldg. 2, Plyuschikha Str., 119121, Moscow Issuer's share in the charter capital of the legal entity: 0% This entity's share in the issuer's charter capital: None

     25.58 Name: Association of Operators of Federal Network of Business Services ISKRA
               Location:  40, Leninsky Pr., 117334, Moscow
               Postal address:  40, Leninsky Pr., 117334, Moscow
               Issuer's share in the charter capital of the legal entity: 0% This entity's share in the issuer's charter capital: None

26.  Other Affiliates of the Issuer

     26.1      Name:  Open Joint-Stock Company Electrosvyaz of the Republic of
               Adygeya
               Location: 18, Gogolya Str., Maikop, 352700, Adygeya Republic Postal address: 18, Gogolya Str., Maikop, 352700, Adygeya Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.2 Name: Open Joint Stock Company Elekricheskaya Svyaz of the Republic of Khakasiya
               Location:  20, Schetinkina Str., 662600, Abakan
               Postal address:  20, Schetinkina Str., 662600, Abakan
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.3      Name:  Open Joint-Stock Company Artelecom of Arkhangelsk Region
               Location:  45, Troitsky Pr., 163061, Arkhangelsk
               Postal address:  45, Troitsky Pr., 163061, Arkhangelsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.4      Name:  Open Joint-Stock Company Electrozsvyaz of Vologda Region
               Location:  4, Sovetsky Pr., 160035, Vologda
               Postal address:  4, Sovetsky Pr., 160035, Vologda
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.5      Name:  Open Joint-Stock Company Cherepovestelectrosvyaz

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Russian Federation                                                  Page 38 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Location:  12, Komsomolskaya Str., 162600, Cherepovets
               Postal address: 12, Komsomolskaya Str., 162600, Cherepovets Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.6      Name:  Open Joint-Stock Company Murmanelectrosvyaz
               Location:  82-A, Pr. Lenina, 183038, Murmansk
               Postal address:  82-A, Pr. Lenina, 183038, Murmansk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.7      Name:  Open Joint-Stock Company Electrosvyaz of the Republic of
               Karelia
               Location:  5, Dzerzhinskogo Str., 185000,Petrozavodsk
               Postal address: 5, Dzerzhinskogo Str., 185000,Petrozavodsk Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.8      Name:  Open Joint-Stock Company Lensvyaz
               Location:  61, Morskaya Str., 190000, St.-Petersburg
               Postal address:  61, Morskaya Str., 190000, St.-Petersburg
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.9      Name:  Open Joint-Stock Company Severo-Zapadny Telecom
               Location:  24, Morskaya Str., 191186, St.-Petersburg
               Postal address:  24, Morskaya Str., 191186, St.-Petersburg
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.10     Name:  Open Joint-Stock Company Novgorodtelecom
               Location:  2, B. Dvortsovaya St., 170000, Novgorod
               Postal address:  2, B. Dvortsovaya St., 170000, Novgorod
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.11     Name:  Open Joint-Stock Company Electrosvyaz of Pskov Region
               Location:  5, Oktyabrsky Pr., 180000, Pskov
               Postal address:  5, Oktyabrsky Pr., 180000, Pskov
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.12 Name: Open Joint-Stock Company of Telecommunications and Informatics of the Bryansk Region Bryansksvyazinform
               Location:  9, Karla Marxa St., 241000, Bryansk
               Postal address:  9, Karla Marxa St., 241000, Bryansk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.13     Name:  Open Joint-Stock Company Electrosvyaz of Vladimir Region
               Location:  42, Gorkogo St., 600000, Vladimir
               Postal address:  42, Gorkogo St., 600000, Vladimir
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.14     Name:  Open Joint-Stock Company Ivanovskiye
               Telecommunikatsionniye Seti
               Location:  17, Pr. Lenina,  153000, Ivanovo

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Russian Federation                                                  Page 39 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Postal address:  17, Pr. Lenina,  153000, Ivanovo
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.15     Name:  Open Joint-Stock Company Electrosvyaz of the Tver Region
               Location:  24, Novotorzhskaya St., 170000, Tver
               Postal address:  24, Novotorzhskaya St., 170000, Tver
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.16     Name:  Open Joint-Stock Company Electrosvyaz of the Kaluga Region
               Location:  38, Teatralnaya St., 248600, Kaluga
               Postal address:  38, Teatralnaya St., 248600, Kaluga
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.17     Name:  Open Joint-Stock Company Electrosvyaz of the Kostroma
               Region
               Location:  1, Podlipaeva St., 156601,Kostroma
               Postal address:  1, Podlipaeva St., 156601,Kostroma
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.18 Name: Open Joint-Stock Company Tsentralnaya Telekommunikatsionnaya Kompaniya
               Location: 33, Proletarskaya St., Khimki, 141400, Moscow Region Postal address: 29, Bldg. 2, Narodnogo Opolcheniya St., 123154, GSP-317, Moscow
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.19     Name:  Open Joint-Stock Company Central Telegraph
               Location:  7, Tverskaya St., 103375, Moscow
               Postal address:  7, Tverskaya St., 103375, Moscow
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.20     Name:  Open Joint-Stock Company Electrosvyaz of the Orel Region
               Location:  43, Lenina St., 302000, Orel
               Postal address:  43, Lenina St., 302000, Orel
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.21     Name:  Open Joint-Stock Company Electrosvyaz of the Ryazan Region
               Location:  49, Pochtovaya St., 390000, Ryazan
               Postal address:  49, Pochtovaya St., 390000, Ryazan
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.22 Name: Open Joint-Stock Company of Communications and Informatics of the Smolensk Region Smolensksvyazinform
               Location: 6, Oktyabrskoy Revolyutsii St., 214000, Smolensk Postal address: 6, Oktyabrskoy Revolyutsii St., 214000, Smolensk Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.23     Name:  Open Joint-Stock Company Tulatelecom
               Location:  33, Pr. Lenina, 300000, Tula

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Russian Federation                                                  Page 40 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Postal address:  33, Pr. Lenina, 300000, Tula
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.24     Name:  Open Joint-Stock Company Yaroslavskiye
               Telecommunikatsionniye Seti
               Location:  22/28, Bogoyavlenskaya Pl., 150000, Yaroslavl
               Postal address: 22/28, Bogoyavlenskaya Pl., 150000, Yaroslavl Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.25     Name:  Open Joint-Stock Company VolgaTelecom
               Location:  Dom Svyazi, Maxima Gorkogo Pl., 603000, Nizhny
               Novgorod
               Postal address: Dom Sviazi, Maxima Gorkogo Pl., 603000, Nizhny Novgorod
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.26     Name:  Open Joint-Stock Company Kirovelectrosvyaz
               Location:  43/1, Drelevskogo St., 610000, Kirov
               Postal address:  43/1, Drelevskogo St., 610000, Kirov
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.27     Name:  Open Joint-Stock Company Martelecom of the Republic
               Mariy El
               Location: 138, Sovetskaya St., 424000, Yoshkar-Ola, Mariy-El Republic
               Postal address: 138, Sovetskaya St., 424000, Yoshkar-Ola, Mariy-El Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.28     Name:  Open Joint-Stock Company Svyazinform of the Republic of
               Mordovia
               Location: 13, Bolshevistskaya St., 430000, Saranks, Mordovia Republic
               Postal address: 13, Bolshevistskaya St., 430000, Saranks, Mordovia Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.29     Name:  Open Joint-Stock Company Svyazinform of the Repulic of
               Chuvashia
               Location:  2, Pr. Lenina, 428000, Cheboksary, Chuvashskaya
               Republic
               Postal address: 2, Pr. Lenina, 428000, Cheboksary, Chuvashskaya Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.30     Name:  Open Joint-Stock Company Belgorodskaya Electricheskaya
               Svyaz
               Location:  3, Pl. Revolyutsii, 308800, Belgorod
               Postal address:  3, Pl. Revolyutsii, 308800, Belgorod
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.31 Name: Open Joint-Stock Company of Communications and Informatics of the Voronezh Region
               Location:  35, Pr. Revolyutsii, 394000, Voronezh
               Postal address:  35, Pr. Revolyutsii, 394000, Voronezh
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.32     Name:  Open Joint-Stock Company Electrosvyaz of the Kursk Region
               Location: 8, Krasnaya Pl., 305000, Central District, Kursk Postal address: 8, Krasnaya Pl., 305000, Central District, Kursk

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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               Share of the issuer in the charter capital of this entity:  None
               This entity's share in the issuer's charter capital:  None

     26.33     Name:  Open Joint-Stock Company Lipetskelectrosvyaz
               Location:  2, Zegelya St., 398000, Lipetsk
               Postal address:  2, Zegelya St., 398000, Lipetsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.34     Name:  Open Joint-Stock Company Tambovskaya Electrosvyaz
               Location:  2V, Antonova-Ovseenko, 392002, Tambov
               Postal address:  2V, Antonova-Ovseenko, 392002, Tambov
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.35     Name:  Open Joint-Stock Company Svyazinform of the Astrakhan
               Region
               Location:  7/8, Teatralny Per., 414000, Astrakhan
               Postal address:  7/8, Teatralny Per., 414000, Astrakhan
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.36     Name:  Volgograd Open Joint-Stock Company Electrosvyaz
               Location:  9, Mira St., 400066, Volgograd
               Postal address:  9, Mira St., 400066, Volgograd
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.37     Name:  Open Joint-Stock Company Svyazinform of the Samara Region
               Location:  24, Leningradskaya St., 443099, Samara
               Postal address:  24, Leningradskaya St., 443099, Samara
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.38     Name:  Open Joint-Stock Company Svyazinform of the Penza Region
               Location:  1/3, Kuprina St., 440606, Penza
               Postal address:  1/3, Kuprina St., 440606, Penza
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.39     Name:  Open Joint-Stock Company Saratovelectrosvyaz
               Location:  40, Kiseleva St., 410600, Saratov
               Postal address:  124, Pervomayskaya St., 410600, Saratov
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.40     Name:  Open Joint-Stock Company Electrosvyaz of the Ulyanovsk
               Region
               Location:  60, L. Tolstogo St., 432601, Ulyanovsk
               Postal address:  60, L. Tolstogo St., 432601, Ulyanovsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.41 Name: Open Joint-Stock Company Electricheskaya Svyaz of the Republic of Kalmykiya
               Location: 255, Lenina St., 358000, Elista, Kalmykia Republic Postal address: 255, Lenina St., 358000, Elista, Kalmykia Republic
               Share of the issuer in the charter capital of this entity:  None

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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               This entity's share in the issuer's charter capital:  None

     26.42 Name: Open Joint-Stock Company Yuzhnaya Telecommunikatsionnaya Kompaniya
               Location:  66, Karasunskaya St., 350000, Krasnodar
               Postal address:  66, Karasunskaya St., 350000, Krasnodar
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.43     Name:  Open Joint-Stock Company Electrosvyaz of the Stavropol
               Region
               Location: 10/12, Oktyabrskoy Revolutsii Pr., 355035, Stavropol Postal address: 10/12, Oktyabrskoy Revolutsii Pr., 355035, Stavropol
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.44     Name:  Open Joint-Stock Company Karachaevo-Cherkesskelectrosvyaz
               Location:  17, Soyuzny Per., 357100, Cherkessk,
               Karachaevo-Cherkesskaya Republic
               Postal address: 17, Soyuzny Per., 357100, Cherkessk, Karachaevo-Cherkesskaya Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.45     Name:  Open Joint-Stock Company Electrosvyaz of the Rostov Region
               Location:  50, Budennovsky Pr., 344007, Rostov-on-Don
               Postal address:  50, Budennovsky Pr., 344007, Rostov-on-Don
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.46 Name: Dagestan Open Joint-Stock Company of Communications and Informatics
               Location: 1, Pr. Lenina, 367012, Makhachkala, Dagestan Republic Postal address: 1, Pr. Lenina, 367012, Makhachkala, Dagestan Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.47     Name:  Open Joint-Stock Company Kabardino-Balkarskiye
               Telekommunikatsii
               Location:  14, Shogentsukova, 360051, Nalchik
               Postal address:  14, Shogentsukova, 360051, Nalchik
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.48     Name:  Open Joint-Stock Company Sevosetinelectrosvyaz
               Location: 8-a, Butyrina St., 362040, Vladikavkaz, Republic of Northern Osetia-Alania
               Postal address: 8-a, Butyrina St., 362040, Vladikavkaz, Republic of Northern Osetia-Alania
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.49     Name:  Open Joint-Stock Company Electrosvyaz of the Orenburg
               Region
               Location:  11, Volodarskogo St., 460000, Orenburg
               Postal address:  11, Volodarskogo St., 460000, Orenburg
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.50     Name:  Open Joint-Stock Company Uralsvyazinform

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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               Location:  68, Lenina St., 614096, Perm
               Postal address:  68, Lenina St., 614096, Perm
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.51 Name: Open Joint-Stock Company Telekommunikatsionniye Seti Svyazi of the Republic of Udmurtia
               Location:  278, Pushkinskaya St., 426000, Izhevsk
               Postal address:  278, Pushkinskaya St., 426000, Izhevsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.52 Name: Open Joint-Stock Company Altaiskaya Telefonno-Telegrafnaya Kompaniya
               Location: 54, Lenina St., 656099, Barnaul, Altai Territory Postal address: 54, Lenina St., 656099, Barnaul, Altai Territory Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.53     Name:  Open Joint-Stock Company Electrosvyaz of the Republic of
               Altai
               Location: 36, Choros Gurkina St., 659700, Gorno-Altaysk, Altay Republic
               Postal address: 36, Choros Gurkina St., 659700, Gorno-Altaysk, Altay Republic
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.54 Name: Open Joint-Stock Company Elektricheskoy Svyazi of the Kemerovo Region
               Location:  61, Sovetsky Pr., 650099, Kemerovo
               Postal address:  61, Sovetsky Pr., 650099, Kemerovo
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.55     Name:  Open Joint-Stock Company Sibirtelecom
               Location:  5, Lenina St., 630099, Novosibirsk
               Postal address:  5, Lenina St., 630099, Novosibirsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.56     Name:  Open Joint-Stock Company Electricheskaya Svyaz of the Omsk
               Region
               Location:  36, Gagarina St., 644099, Omsk
               Postal address:  36, Gagarina St., 644099, Omsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.57     Name:  Open Joint-Stock Company Tomsktelecom
               Location:  21, Krylova St., 634050, Tomsk
               Postal address:  21, Krylova St., 634050, Tomsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.58 Name: Open Joint-Stock Company Electrosvyaz of the Krasnoyarsk Territory
               Location:  102, Pr. Mira, 660017, Krasnoyarsk
               Postal address:  102, Pr. Mira, 660017, Krasnoyarsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.59     Name:  Open Joint-Stock Company Electrosvyaz of the Irkutsk
               Region
               Location:  37, Sverdlova St., 664011, Irkutsk

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

               Postal address:  37, Sverdlova St., 664011, Irkutsk
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.60     Name:  Open Joint-Stock Company Electrosvyaz of the Chita Region
               Location:  107, Lenina St., 672076, Chita
               Postal address:  107, Lenina St., 672076, Chita
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.61     Name:  Open Joint-Stock Company Electrosvyaz of the Republic of
               Buryatia
               Location:  61, Lenina St., 670000, Ulan-Ude
               Postal address:  61, Lenina St., 670000, Ulan-Ude
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.62     Name:  Open Joint-Stock Company Dalnevostochnaya Kompaniya
               Electrosvyazi
               Location:  57, Svetlanskaya St., 690600, Vladivostok
               Postal address:  57, Svetlanskaya St., 690600, Vladivostok
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.63     Name:  Open Joint-Stock Company Electrosvyaz of the Kalimingrad
               Region
               Location:  24, Bolnichnaya St., 236040, Kaliningrad
               Postal address:  24, Bolnichnaya St., 236040, Kaliningrad
               Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.64     Name:  Open Joint-Stock Company Giprosvyaz
               Location:  11, 3rd Khoroshevskaya St., 123298, Moscow
               Postal address: 11, 3rd Khoroshevskaya St., 123298, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

     26.65 Name: Closed Joint-Stock Company Mobilniye Telekommunikatsii ("Mobile Telecommunications")
               Location:  55, Bldg. 2, Plyuschikha St., 119121, Moscow
               Postal address: 55, Bldg. 2, Plyuschikha St., 119121, Moscow Share of the issuer in the charter capital of this entity: None This entity's share in the issuer's charter capital: None

27.  The Issuer's Share in Charter Capitals of Affiliated Legal Entities

     See sections 24, 25, 26

28. Share of the Issuer's Affiliates as Well as the Share of Founders and Executive Officers of Such Affiliates in the Issuer's Charter Capital

     See sections 24, 25, 26

29.  Persons Holding at Least 5% of Votes in the Issuer's Supreme Management
     Body

     Name:  Open Joint-Stock Company Svyazinvest
     Share:  50.669%

     Name:  ING Bank (Eurasia) ZAO / ING Depositary-ING Barings (nominee holder)

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Open Joint Stock Company Long Distance and International
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INN 7707049388
--------------------------------------------------------------------------------

     Share:  24.9%

     Name: National Depositary Center, a non-commercial partnership (nominee holder)
     Share:  8.694%

30. Issuer's Participation in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

     Organization: Association of Telecommunications Enterprises of the Povolzhye Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

     Organization: Association of Telecommunications Enterprises of Sibir and Far East Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: co-ordination of entrepreneurial activities of the Association members, contributing to development of cooperation and production specialization, arrangement of meetings, seminars for directors and specialists of telecommunications enterprises.

     Organization: Association of Telecommunications Of Tsentralno-Tchernozemny Region Issuer's position and role in the organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: development and popularization of telecommunications and services rendered by the members of the Association, co-ordination of activities of telecommunications enterprises in the region and representation of joint interests in governmental and other authorities, international organizations.

     Organization: Association of Operators of the Federal Network of Business Services ISKRA Issuer's position and role in the Organization: The issuer is one of the members of the Association and, equally with the other members, has the rights and obligations in connection with Association's main objectives: contributing to development of Interrelated Communications Network of the Russian Federation, contributing to development of allocated federal network of the business services Iskra.

31.  Issuer's Subsidiaries and Representative Offices

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 3
     Location:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
     Postal address:  5, Dostoyevskogo Str., 191002, Saint-Petersburg
     The head:  Evgeny Vladimirovich Gerasimov
     Opening date:  September 23, 1993
     Power of Attorney expiry date:  September 27, 2004

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 5
     Location:  292, Sadovaya Str., 443001, Samara
     Postal address:  292, Sadovaya Str., 443001, Samara
     The head:  Sergei Valeryevich Omelchenko
     Opening date:  September 23, 1993
     Power of Attorney expiry date:  January 15, 2005

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 6

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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     Location:  19, Petelina Str., 610014, Kirov
     Postal address:  19, Petelina Str., 610014, Kirov
     The head:  Valery Timofeevich Ivanov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 8
     Location:  33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk
     Postal address:  33, 2nd Soyuza Molodyozhi Str., 630122, Novosibirsk
     The head:  Anatoly Ivanovich Parfenov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  December 13, 2004

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 12
     Location:  34a, 4th Zheleznodorozhnaya Str., 664039, Irkutsk
     Postal address:  34a, 4th Zheleznodorozhnaya Str., 664039, Irkutsk
     The head:  Pavel Remirovich Fisenko
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 13
     Location:  44, Moskovskoye Shosse, 160025, Vologda
     Postal address:  44, Moskovskoye Shosse, 160025, Vologda
     The head:  Anatoly Dmitrievich Staroverov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 14
     Location:  4a, Asbestovsky Per., 620067, Ekaterinburg
     Postal address:  4a, Asbestovsky Per., 620067, Ekaterinburg
     The head:  Nikolay Ivanovich Vydrya
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  December 13, 2004

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 15
     Location:  23, Pushkina Str., 680000, Khabarovsk
     Postal address:  23, Pushkina Str., 680000, Khabarovsk
     The head:  Vladimir Viktorovich Novishkov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  December 14, 2004

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 16
     Location:  23, B. Gornaya Str., 410005, Saratov
     Postal address:  23, B. Gornaya Str., 410005, Saratov
     The head:  Alexei Filimonovich Yaremchuk
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  July 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 17
     Location:  246, K. Marxa Str., 660100, Krasnoyarsk
     Postal address:  246, K. Marxa Str., 660100, Krasnoyarsk
     The head:  Mikhail Petrovich Tischenko
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 18

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     Location:  1, Gogolya Str., 677008, Yakutsk
     Postal address:  1, Gogolya Str., 677008, Yakutsk
     The head:  Georgy Georgievich Ipatyev
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 19
     Location:  9, Magadanka River Embankment, 685000, Magadan
     Postal address:  9, Magadanka River Embankment, 685000, Magadan
     The head:  Nikolai Ivanovich Kungurov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 23
     Location: 37, Parkovaya Str., 185630, Petrozavodsk, Republic of Karelia Postal address: 37, Parkovaya Str., 185630, Petrozavodsk, Republic of Karelia
     The head:  Alexei Alexeevich Domoroschin
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Territorialny Tsentr Mezhdugorovnykh Svyazei i Televideniya No. 26
     Location:  36, Permyakova Str., 625013, Tyumen
     Postal address:  36, Permyakova Str., 625013, Tyumen
     The head:  Vladimir Ivanovich Sokolov
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 1, 2002

     Name:  Mezhdunarodnaya Svyaz (MnS RT)
     Location:  7, Butlerova Str., 117485, Moscow
     Postal address:  7, Butlerova Str., 117485, Moscow
     The head:  Anatoly Dmitrievich Orlov
     Opening date:  June 5, 1995
     Power of Attorney expiry date:  October 1, 2002

     Name:  Uchebno-Proizvodstvenny Tsentr (UPTs RT)
     Location: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region Postal address: p/o Bekasovo, Naro-Fominsky Disctrict, 143380, Moscow Region
     The head:  Olga Viktorovna Zaytseva
     Opening date:  26.08.1997
     Power of Attorney expiry date:  September 30, 2005

     Name:  Long-Distance and International Telephone (MMT)
     Location:  30, Goncharnaya Str., 109172, Moscow
     Postal address:  30, Goncharnaya Str., 109172, Moscow
     The head:  Boris Vasilyevich Zverev
     Opening date:  September 23, 1993
     Power of Attorney expiry date:  December 3, 2004

     Name: Main Control Center of Long-Distance Communications and Television (GTsUMS)
     Location:  25, Dubovaya Roscha Str., 127427, Moscow
     Postal address:  25, Dubovaya Roscha Str., 127427, Moscow
     The head:  Alexei Evgenyevich Shevchenko
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  July 19, 2005

     Name:  Central Branch of Open Joint Stock Company Rostelecom

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INN 7707049388
--------------------------------------------------------------------------------

     Location: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow Postal address: 17, Bldg. 1, 3rd Khoroshevskaya Str., 123298, Moscow The head: Vladimir Alexandrovich Petrov
     Opening date:  January 1, 2002
     Power of Attorney expiry date:  January 9, 2005

     Name:  South Branch of Open Joint Stock Company Rostelecom
     Location:  344006, 152 Pushkinskaya Str., Rostov-on-Don
     Postal address: 344006, 152 Pushkinskaya Str., Rostov-on-Don The head: Afanasiev Aleksandr Leonidovich
     Opening date:  February 5, 1993
     Power of Attorney expiry date:  October 8, 2004

     Name: Representative Office of the Open Joint-Stock Company Long-Distance and International Telecommunications Rostelecom in
     Geneve, Switzerland
     Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse Postal address: Le Chateau Banquet, rue de Lausanne 94 -
     1202 Geneve\Suisse
     The head:  Alexander Ivanovich Kushtuev
     Opening date:  May 14, 1999
     Power of Attorney expiry date:  December 18, 2003

     Name: Representative office in Erevan, Republic of Armenia (28, Nalbandyana Str., 375010, Erevan)
     Location:  28, Nalbandyana Str., 375010, Erevan
     Postal address:  28, Nalbandyana Str., 375010, Erevan
     The head:  Igor Alexandrovich Slavgorodsky
     Opening date:  April 11, 2002
     Power of Attorney expiry date:  May 28, 2003

32.  Number of the Issuer's Employees

     The Issuer's average staff on the payroll, including those employed at its branches and representative offices, was 30,525 in the reporting period.

33.  Description of the Issuer's Principal Activities

     Rostelecom is the principal provider of international and domestic long-distance telecommunications services in Russia. The Company renders international and domestic long-distance traffic throughput services to each of 89 local telephone operators. Additionally, Rostelecom provides long-distance traffic throughput services to overlay networks operators as well as international and long-distance services to end-users in Moscow. Rostelecom does not practice any types of seasonal operations.

     Rostelecom operates its own trunk network, which transmits the bulk of Russia's domestic and international traffic. The Company's trunk network is comprised of nearly 200,000 kilometers of digital and analog lines. Its digitalization level in terms of channel kilometers exceeded 73% as of the end of 2001. For its network, the Company uses switching and network equipment of such manufacturers as Siemens, NEC, Alcatel, Fujitsu,
     Iskratel, Ericsson, and Ericsson Nicola Tesla. At that, none of these manufacturers contributes more than 10% to Rostelecom's total supplies.

     The "backbones" of the Rostelecom network are its modern fiber optic lines:
     Moscow - Novorossiisk, Moscow - Khabarovsk, and Moscow - St. Petersburg. The Company has completed a major part of construction of its domestic long-distance digital transit network based on eight powerful Automatic Switching Nodes ("UAKs"). Today, 90% of the Automatic

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Trunk Exchanges ("AMTS") are connected through two or more paths to the Company's UAKs.

     Rostelecom has completed construction of a fully connected, redundant international digital network based on 11 international switching centers ("ISCs"). Due to the Rostelecom's network, the international telecommunication services are currently available in any geographic area of Russia. The Company has direct access to 74 countries and participates in 28 international cable systems. Rostelecom interacts with 295 international operators and network administrators, and tries to frame up its extensive relationship with the relevant agreements.

     Rostelecom participates in a number of organizations specializing in the provision of modern communication services in Russia, including multimedia communication, access to the Internet, and other value added services.

     In spite of the fact that international and long-distance services remain the main source of its revenues, Rostelecom continues working on expanding the range of services to be rendered to both end-users and operators.

     Integrated Service Digital Network (ISDN) Services: in 2001, 19 regions of Russia and 3 overlay network operators, Telmos, Comstar and Sovintel, got connected to Rostelecom ISDN network. Rostelecom launched the international ISDN project in cooperation with 4 international operators: Finnet (Finland), Slovak Telecom (Slovakia), Teleglobe (Canada) and Ukrtelecom (Ukraine). This made the ISDN network available for 51 regions and 5 overlay network operators. The international ISDN services are being offered to 30 countries and 34 international operators.

     Frame Relay Technology Services: The Company uses the Moscow Center for International Access to provide the international Frame Relay technology services to Russian corporate customers and international service providers.

     International Roaming: Rostelecom routes international roaming signal messages to 108 countries (253 international mobile operators). During 2001, the access was provided to the networks of 45 operators. Major mobile operators of Russia use the Rostelecom's international signal network.

     Intellectual Platform-Based Services: in March 2001, FreePhone 800, the first service based on the Company's intellectual platform, was introduced to the market. The international companies broadly employ this service as an effective advertising and marketing tool. Rostelecom made this service available for Russian consumers. In July 2001, the Company launched the 809 Information Service available for an extra pay.

     Plastic Cards Used for Payment of Domestic  Long-Distance and International
     Services: in early 2001, the Company and Closed Joint Stock Company KB Guta Bank implemented a new technology which enabled customers to pay for international and long-distance services by VISA, EC/MC and Union Card plastic cards of any bank. In the autumn of 2001, together with Guta Bank, Rostelecom issued the ROSTELECOM Visa Electron international plastic card. Further, the Company kept expanding the availability of its international and long-distance services through various types of specialized cards, including the World Card and telephone service cards STC, and STC-Intertone.

     International and long-distance traffic is a prime source of the Company's revenues. At that, Rostelecom's share in the international communications revenues is practically equal to shares of overlay network operators and local operators.

     Structure of Rostelecom's revenues in 1999-2002.

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      Type of operation:               1999        2000        2001        1Q 2002     2Q 2002     3Q 2002
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      1. Long-distance traffic         34.17%      33.37%      37.34%      41.02%      38.25%      42.53%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      2. International traffic         57.94%      54.85%      45.07%      41.72%      39.38%      39.01%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      3. Channel lease                 3.93%       4.63%       7.53%       9.66%       10.45%      10.34%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      4. TV, radio broadcasting        0.83%       2.17%       2.30%       2.40%       2.46%       2.41%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      5. Internet                      1.00%       2.02%       2.15%       0.02%       0.03%       0.03%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      6. Other                         2.13%       2.96%       5.61%       5.18%       9.44%       5.69%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------
      7. Total revenues                100%        100%        100%        100%        100%        100%
      -------------------------------- ----------- ----------- ----------- ----------- ----------- -------------

     The licenses obtained authorize Rostelecom to provide international and long-distance telecommunications services on the whole territory of the Russian Federation. Rostelecom's network interconnects all LTOs, which operate their own local telephone networks. Rostelecom does not bill most end-users directly, except for certain enterprises, Russian governmental bodies and individual customers in Moscow, but instead collects payments from LTOs and other entities, which charge their local customers for domestic and international outgoing calls independently. As a result, Rostelecom does not have any customers, which account for more than 10% of its total service sales.

     Inventory

     Rostelecom is pursuing a stringent policy on inventory optimization. The volume of inventory is determined by standards developed and approved in order to ensure for uninterruptible functioning and operation of Rostelecom trunk networks.

     Principal Competitors

     Currently,   Rostelecom  strives  to  take  a  lead  role  in  the  ongoing liberalization of the telecommunications market in Russia, and for this purpose develops effective and competitive businesses able to anticipate customer needs.

     Rostelecom believes that unique networks, which it created during the ten years of its existence, would secure its goals.

     The Company is monitoring its competitors in order to better understand their impact on Rostelecom's activities. To further build its development strategy, the Company evaluates activities of alternative operators and operators of overlay networks. Rostelecom's primary competitors are as follows:

     Closed  Joint  Stock  Company   TransTeleCom   Company.   The  company  was
     established in 1997 with the intent to upgrade the information and technology segment in the infrastructure of the Ministry of Railways of the Russian Federation and, for this purpose, construct and profitably operate a high-bandwidth telecommunications network along rail routes. Today, TransTelecom holds operator licenses to lease out communications paths and channels, provide telematics services (including the Internet), data transmission (ATM, Frame Relay, IP, X.25) as well as services for local, intra-zonal and domestic long-distance communications.

     Initially, TransTelecom was planned to use a part of its capacity to satisfy telecommunications needs of the Ministry of Railroads and sell the remaining capacity to third parties. TransTelecom however does not currently have a license to render trunk communications services. At the end of May 2002, representatives of Sviazinvest were elected to the Board of Directors of TransTelecom.

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     In the first half of 2002, a group of representatives of the Ministry of Telecommunications, Ministry of Railroads and Ministry of Economic
     Development   and  Trade  was   organized   to  decide  on  the  future  of
     TransTelecom.

     Closed Joint Stock Company Sonera Rus incorporates Sonera Corporation. Closed Joint Stock Company Sonera Rus, which has two offices in Moscow and Saint Petersburg, has been representing Sonera Corporation on the Russian market since 1993.

     Closed Joint Stock Company Sonera Rus has created its own network comprising two fiber-optic lines between Finland and Russia: FRL (Finnish - Russian Line) and FROG (Finnish - Russian Optical Gateway). Sonera Rus is licensed to lease out channels in Moscow, Saint Petersburg and northwestern region of Russia. It provides data transmission and telematics services, but does not hold a license to render international telecommunication services. Sonera services are addressed for both telecom operators and Internet providers as well as corporate clients seeking for high-quality communication services.

     Golden Telecom, Inc. is a lead operator of integrated telecommunications and Internet in major cities of Russia, Ukraine, Kazakhstan and other CIS countries. In particular, the company renders local access services, using its own overlay networks in Moscow, Kiev, Saint Petersburg and Nizhny Novgorod; it also provides data transmission, Internet, domestic long-distance and cellular services.

     Golden Telecom, Inc. comprises three principal operators including TeleRoss, Sovintel and Golden Telecom-Ukraine, and bases its activities in Russia and the CIS countries on a network of its branches and joint ventures being in its ownership or controlled. Today the company offers a complete range of data and voice transmission services in 15 Russian cities: Moscow, Arkhangelsk, Vladivostok, Volgograd, Voronezh, Irkutsk, Krasnodar, Nizhny Novgorod, Novosibirsk, Samara, Syktyvkar, Tyumen, Ufa, and Khabarovsk.

     Sistema Telecom was established on 1 July 1998 as a subsidiary of OAO Aktsionernaya Finansovaya Kompania Sistema (OAO AFK Sistema).

     Sistema Telecom holds presence in various market segments, including telephony, data transmission, the Internet, cellular, satellite, paging and trunking communications. MTU-Intel, Comstar, MTU-Inform, Telmos, Vympel-Sistema, MSS, MTS, Golden-Line and other companies are members of the Sistema Telecom group.

     Open Joint Stock Company Comincom comprises Norwegian telecommunications operator Telenor as shareholder.

     The key components of the Open Joint Stock Company Comincom communications network are satellite communications network and integrated transportation network operating mostly on-land communications facilities and providing for joint transmission of any type of traffic. Currently, Comincom services include local communications, domestic long-distance and international telephone communications through allocated and public service networks, data transmission, Internet, ISDN, videoconferencing, and other services. Open Joint Stock Company Comincom's subsidiary Closed Joint Stock Company Combellga is its main Internet provider in Moscow.

     Besides the above competitors, Rostelecom is also challenged by a high level of competition from alternative operators such as Open Joint Stock Company Gazcom and Open Joint Stock Company Enifcom. These companies are acting under the corporate patronage of Open Joint Stock Company Gazprom and RAO UES respectively.

     The Company realizes that it should develop and change abreast of the market evolution in order to remain competent. For this purpose, the Company has prepared and started implementing a program of priority measures, which the Company expects will ensure

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     achievement of its goals. The further development of the Company will be driven by commercial priorities indicated by customer demands.

     Rostelecom's primary objectives for 2002 are as follows:

o    implementing a system of monitoring competition  environment in the market;
     and

o    developing and implementing an aggressive marketing strategy.

     The Company's marketing strategy for 2002 is to strengthen its position on both Moscow retail market by optimizing the end-user tariffs and the operator market by increasing the traffic volumes passing through Rostelecom network.

     The reform of telecommunications industry and continuing company's reorganization implemented by Sviazinvest will certainly affect the competitors' balance in the sector. The yet-to-be-agreed conditions of the liberalized telecommunications market, pending uncertainty in the future legal environment in the industry and terms on which Rostelecom will enter the demonopolized market do not allow to make a more precise assessment of the competitive environment. Until Rostelecom's non-core businesses, cross-subsidy costs and other public obligations are finally negotiated with the Government, it would be premature to count on a fair competition on the Russian telecommunications market or calculate its influence on the Company's operations.


The Characterization of Telecommunications Industry

     The  telecommunications   industry  in  Russia  is  divided  between  local
     providers and long-distance and international providers.

     Eighty-nine Russian local telephone operators ("LTOs") install and maintain subscriber access lines, provide local switching and transmission services and interconnect subscribers with Rostelecom's domestic long-distance and international network.

     The current reorganization of local operators, including Open Joint Stock Company Sviazinvest, affects the interests of all Russian operators. In 2001, Open Joint Stock Company Sviazinvest engaged into restructuring and creating 7 entities that will form a base for the 89 existing local operators. Each stage of this project is subject to approval by the Ministry of Communications and Ministry of Anti-Monopoly Policy and Support of Entrepreneurship. It should also be noted that the holding company restructuring is designed to prepare the member companies of Sviazinvest, including Rostelecom, for the future liberated market conditions.

     Rostelecom, on its part, is planning to complete the branch network restructuring, which will create 7 regional branches formed on the basis of the existing 15. The Company plans to merge 20 branches into 10, which it believes will improve its manageability and reduce internal operating costs. The Company will also finalize the principles for interaction between the merged Rostelecom branches and combined local operators of Open Joint Stock Company Sviazinvest, including the master plan of network data interconnection, which will provide for effective cooperation with interregional companies in unregulated market conditions.

     The successful implementation of the Company's marketing strategy, including the strengthened position on the long-distance communication market, entry into the international market of transit services, and captured dominant position on the high-tech services market, as well as implementation of the Company's technological strategy envisaging an increase in throughput capacity and digital network intellectualization,

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     creation and development of a multiservice  network are the accomplishments
     which  will  allow   Rostelecom   to  prepare  for  the   oncoming   market
     liberalization.

     The principal factor affecting the Company's position in the telecommunications market is the imperfect legal and regulatory base governing the telecommunications industry in Russia, which is reflected in the current tariff policy, social obligations of Rostelecom, accession procedures and licensing policy dictated by the Ministry of Communications.

     Being aware of the importance and value in retaining the position of Rostelecom, Svyazinvest supports the Company's monopoly on the telecommunications market and actively participates, jointly with Rostelecom, in the governmental reform of the telecommunications industry, asserts Rostelecom's rights for reimbursement for "social costs" and even distribution of social obligations among all market participants, and contributes to the optimization of the Company's interaction with other dependent entities of the Svyazinvest Group.

     In light of the future market reform, the state also recognizes the influence exerted by Rostelecom on the current market and its future development.

     Today, the Company almost fully satisfies other operators' demand for trunk network services and has the potential to retain this dominant position in the future. As a result of the arrangements undertaken by the state in light of the market liberalization, the Company may expect the long-distance market to become more attractive once the cross-subsidies practice is abandoned.

     The Company expects that the market reform will shift the demand structure towards end-users' increased requests for modern digital services and increase pressure from alternative operators working in deregulated segments.

     The Russian government has stated the importance to retain, in the process of reform, the system of integral control over the public network to assure effective management of network resources and national security. The efforts of the Russian government are also focused on providing for general conditions for effective utilization of investments in the sector, rendering modern communications services to bodies of state administration in accordance with their growing demand, creating conditions for Russia's integration into the European and global telecommunications complex, and ensuring efficient management of the state property.


34.  Investment Declaration. Description of the Issuer's Activity

     To be provided by investment funds only.

35.  Plans for the Issuer's Future Activity

     Since its foundation, the Company has been heavily investing into modernization and development of its international and long-distance communications networks. The first stage of the investment program provided for construction of new and modernization of existing primary network facilities. The second stage included the switching capacity expansion, construction of new modern communication lines and upgrading of the existing trunks and stations of the Russian network of international communications.

     Main Directions of Issuer's Development in 2002

     As a priority for 2002, the Company views construction and modernization of its network in order to increase the volume of existing and future services. The amount of the Company's capital investments in 2002 will reach 4.2 billion rubles, 1.1 billion of which will be spent on

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     the technical servicing of the Company's network. An estimated 1.1 billion rubles construction of new fiber optic lines intended to reach the most promising markets and a 2 billion ruble modernization project intended to increase the network throughput capacity and promote new services are considered as the priority investment projects. New types of services are also planned to be developed.

     The most significant projects in 2002 will be as follows:

     - FOL Ioshkar-Ola - Kirov with a link to Cheboksary;

     - International FOL Russia - Kazakhstan;

     - Baltic Cable System, Stage I;

     - Reconstruction of FOL Moscow - Novosibirsk;

     - Additional equipment of FOL Moscow - Novorossiisk;

     - FOL Gatikha - D. Konstantinovo with a link to Nizhny Novgorod;

     - FOL Kaliningrad - Gvardeisk with a link to the state border with Lithuania; as well as construction of international telephone exchange in Kaliningrad, and

     - International FOL Russia - Azerbaidzhan.

     The new fiber-optic cables will give the Company an access to strategically important international directions and connect major cities with the Company's trunk network.

     In early 2002, the Company has completed construction of FOL Russia - Kazakhstan that gave it an access to Kazakhstan.

     The new FOL Russia - Kazakhstan has provided Rostelecom's trunk network with a second outlet to Kazakstan (Western Segment). The commissioned project completed a high-speed ring network based on the existing lines not only in the Russian Federation and the Republic of Kazakhstan, but also in the Chinese Peoples Republic.

     FOL Russia - Kazakhstan passes in the vicinity of the settlements of Volzhski - Khulkhluta - Yashkul - Elista. Its total length is 456 kilometers. The commissioned line makes part of the already existing FOL Samara - Saratov - Volgograd, with a branch to Rostov-on-Don, Elista and Budennovsk. The construction project was financed by Rostelecom itself.

     The Company expects that the new telecommunications trunk line will significantly improve conditions of the Russian traffic transit through Kazakhstan to Central Asia republics and Kazakh traffic transit through Russia to Europe and the Asia-Pacific region. The newly commissioned FOL will also improve the quality of Russia's telephone communications with Central Asia countries because the new line will not only add new channels to this direction, but will also ensure the traffic passage in digital format.

     The projects listed below are planned by the Company for 2002:

     - FOL Yoshkar - Ola - Kirov will connect the cities of Kirov and Cheboksary to Rostelecom's trunk network;

     - Construction of FOL Kaliningrdad - Gvardeisk will provide access to Kaliningrad and Russia's state borders with Lithuania and Poland;

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Open Joint Stock Company Long Distance and International
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INN 7707049388
--------------------------------------------------------------------------------

     - Construction of two new FOLs: FOL Russia-Azerbaijan and FOL Gatikha - D.Konstantinovo - Nizhny Novgorod.

     The Company is upgrading its networks in order to increase the throughput capacity and offer new services:

     - Construction of the Baltic Cable System (1st Stage) jointly with the Swedish company Telia, in the course of which the Moscow - St. Petersburg - Kingisepp line using the dense wave-length division multiplexing ("DWDM") technology will also be upgraded and the Company's operations in respect of the international cable systems will be expanded.

     - Expansion of the Moscow - Novosibirsk line throughput capacity based on DWDM technology.

     - The existing FOLs will be additionally equipped with wavelength-division multiplex equipment that will ensure effective operation of the existing communications lines for a long term and provide them with the required throughput capacity. The upgrading of these lines will use modern DWDM technology, without decommissioning of the existing PDH and SDH systems operable in parallel with DWDM, which will allow to transfer all types of information at rates higher than 10 Gb/s.

     -  Creation  of  Rostelecom  data  transmission   centers   accompanied  by
     introduction of intellectual network services and a flexible multiplexor network.

     In addition, in 2002 the Company plans to:

     o    upgrade of a 34Mb/s microwave line to Arkhangelsk;

     o upgrade of a microwave line by two digital paths of 17 Mb/s each, to Yakutsk;

     o    continue   increasing   the   capacity  of  the  Eastern   segment  of
          Rostelecom's satellite network;

     o    upgrade    a    ground    satellite    communications    station    in
          Petropavlovsk-Kamchatsky and complete equipment of a ground station in Arkhangelsk;

     o    reconstruct   telecommunications   facilities   at  the  Main  Russian
          Television Center (GTsRT) in Ostankino;

     o put into operation the Moscow-based MTS-9 switching center, which will significantly broaden the offered range of services;

     o expand the platform of a packet telephony exchange in Moscow, introduce intellectual services, and construct packet telephony gateways to St. Petersburg, Rostov-on-Don, Samara, Novosibirsk, Ekaterinburg, Khabarovsk. The first stage is planned to implement services for international vocal/facsimile transit via IP, mutual settlements among operators, and IP telephony-based international and long-distance communications services for corporate customers.

     Rostelecom  has  implemented  and is  developing a variety of new services, which largely complement the already existing international and long-distance services. Rostelecom plans to start offering packet telephony and intellectual network services.


Marketing Strategy of the Company

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     The marketing strategy of the Company provides for acquiring a stronger position on the market of end-users in Moscow and on the market of operators.

     In order to implement this strategy, the Company has established a Commercial Directorate. Within the next year the Company will also organize marketing subdivisions in all branches.

     To achieve its principal commercial objectives, in 2002 Rostelecom will:

     o    Set up a system of market monitoring ;

     o    Optimize its tariff policy with respect to end-users in Moscow;

     o Expand its activities on the operator market in order to increase the traffic through its network, which activities will include:

          - upgrading the system of settlements with regional operators so as to eliminate the cross-subsidy practice;

          - introducing a flexible system of discounts on package services, which system will allow local operators to offer a more flexible subscriber rating system to, and thereby retain, important regional clients in the Rostelecom network;

          -    optimizing   the  tariff  policy  with  respect  to   alternative
               operators;

          - reviewing agreements with all international operators so as to reverse the trend of decreasing incoming international traffic; and

          -    penetrating the market of traffic transit from Europe to Asia;

     o    Expand the range of its services by:

          -    introducing intellectual networks;

          - offering package services and implementing a "one-stop shopping" marketing strategy;

     o    Introduce a new approach to managing client relations; and

     o Build a sales and service system, offer incentives to stimulate the demand and sales.

     The principal objective of Rostelecom in the national operators market in 2002 will be to improve the system of settlements with the regional operators.

     The introduction of an integrated billing system will improve inter-operator settlements on all offered services, keeping of contractual records, monitoring of client profiles, and provision of statistics and managerial information to relevant subdivisions. Also, the Company expects that the billing system will help to:

     o    improve the technology of settlements  on  international  and domestic
          long-distance   traffic  exchange  with   international   and  Russian
          operators and adjust it to international standards;

     o create a flexible automated system for tariffication and keeping contractual documentation;

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     o    automate the processes of keeping normative and reference information;
          and

     o    resolve  issues  related  to  transmission   from   settlements   with
          associated operators based on integral settlement rates to settlements based on traffic throughput.

     The Company believes that these new technologies will create additional traffic in the existing public network and secure additional revenues for both the Company and national operators. The "free call," "televoting," "premium tariff" and "virtual private networks" services are planned to be based not only on the intellectual platform of Rostelecom but also on platforms of other operators which will become connected to Rostelecom network in the next year.

     The marketing strategy of the Company seeks to develop relations with international operators, optimize outgoing and incoming rates, and consider opportunities for entering the market of international traffic transit.

     To continue work with individual consumers in Moscow, the Company plans to develop two programs for the end-user market, including pre-paid cards communication services as well as public phones network and centers.

     The implementation of its marketing strategy will enable the Company to increase its revenues considerably, strengthen its position on the international operator market and position itself as a national operator on the Russian market.

     The Company's current priority is to retain its position on the markets of long-distance telephone communication, channel lease, data transmission and other services, and simultaneously improve Rostelecom consumer image by offering new services to, and thereby conquering new segments of, the market.

     To make customer work more efficient and secure loyalty of its clientele, the Company is planning the following programs to be renovated:

     1)   Upgrade of customer contracts;

     2)   Debit and credit cards;

     3)   Unified inquiry service;

     4)   Retail outlets.


36.  Data on the Issuer's Charter Capital

     Amount of the issuer's charter capital (rub.): 2,428,819.4725

     Charter capital breakdown by share category:
     Ordinary shares:
       total amount (rub.):  1,821,740.8
       Share of the charter capital:  75.005196%
       Preferred shares:
         total amount (rub.):  607,078.6725
         Share of the charter capital:  24.994804%

37. Data on the Participation of the State (Municipal Formation) in the Issuer's Charter Capital

     Share of the issuer's charter capital being the state (municipal) property:
     None

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Share of the block of the issuer's shares held in the state (municipal) property: None

     Existence of the special right of the Russian Federation, its subjects and municipal formations to participate in the issuer's management ( "golden share "): no such right exists

38.  Data on the Issuer's Authorized Shares

     38.1
     Category of shares:  ordinary
     Form of shares:  registered, non-documentary
     Full name of category/class of authorized shares:  ordinary
     Par value (rub.):  0.0025
     Number:  905,330,221
     Total (rub.):  2,263,325.5525
     Terms of placement: 8.1. the company is entitled to place its shares, and other securities that are convertible into shares through both public and closed subscriptions, except in cases when the applicable laws of the Russian Federation permit the placement of shares only through public subscription.

     The procedure and term of the shares' placement through public or closed subscription shall be determined by the Board of Directors or the General Shareholders' Meeting of the Company, as stipulated in Clause 6.4. and Clause 6.5. [of its Charter].

     8.2. When increasing the charter capital by placing additional shares, the placed shares should be paid for at the market value, which shall be established by the Board of Directors together with the issue of the charter capital increase, through the procedure and by methods stipulated by the applicable laws of the Russian Federation. Herewith, the market value of the shares being placed may not be established lower than their nominal value.

     The Company shall place shares at equal market price which shall be applicable to all buyers of the securities during the whole term of placement of shares.

     8.3. When additional shares are placed, the Company and any buyer of shares execute a civil law agreement on the purchase of shares. Pursuant to such agreement, the placed shares shall be paid for within the term specified pursuant to the decision on their placement, but not later than one year following the moment of placement thereof. The shares payable in monetary form shall be paid for at the moment of acquisition thereof in accordance with the decision on placement of such shares. The shares which are not paid in monetary form, are to be paid in full at their acquisition unless the decision on placement of additional shares provides for otherwise.

     8.4. The shares being placed may be paid for in money, securities, other property or property rights, or other rights which have a monetary value.

     Herewith, the shares being placed may not be paid by offsetting the buyer's claims to the Company, nor may such shares be paid with other securities of the Company.

     The form of payment for the additional shares is to be determined by the decision on the placement of such shares.

     In the event that additional shares are placed through public subscription, payment for the shares shall be effected only in monetary form unless the decision on the placement of additional shares provides otherwise.

     8.5. Where the shares are to be paid for in non-monetary form, the monetary value of the property contributed as payment for the shares shall be determined by a majority of votes of members of the Board of Directors present at the meeting. Herewith, the market value of the

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     property contributed as payment for the shares shall be determined through a procedure established by the applicable laws.

     8.6. The Audit Commission of the Company shall select and retain an independent evaluator whose participation in assessing the market value of the contributed property is a mandatory requirement of the applicable laws of the Russian Federation for the payment of shares with non-monetary means.

     38.2
     Category of shares:  preferred
     Class of shares:  A
     Form of shares:  registered non-documentary
     Full name of category/class of authorized shares: preferred, class A Par value (rub.): 0.0025
     Number:  531
     Total amount (rub.):  1.3275
     Terms of placement:  see previous section

39.  Material Contracts and Obligations of the issuer

     None

40. Issuer's Obligations Associated with the Issuance of Shares and Securities Convertible into Shares

     9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

41. Information on Sanctions Against the Issuer and the Issuer's Involvement in Proceedings and Investigations

Sanctions against the issuer imposed by governmental bodies, court, during reporting quarter financial year and three financial prior years.

     Sanction imposed on:  July 14, 1999
     Imposing body: Ministry of Antimonopoly Policy of the Russian Federation Reasons for imposing: violation of paragraph 4 of Article 17 of the RSFSR Law "On Competition and Limitation of Monopolistic
     Activities on the Commodities Markets"
     Type of sanction:  administrative penalty (fine)
     Amount of sanction (rub.):  2,087.25
     Degree of execution of the sanction:  executed

     Sanction imposed on:  August 17, 2001
     Imposing body: Sverdlovsk Territorial Department of Ministry of Antimonopoly Policy of Russia
     Reasons for imposing: violation of Article 18 of the Law "On Competition and Limitation of Monopolistic Activities on
     Commodities Markets"
     Type of sanction:  administrative penalty (fine)
     Sanction amount (rub.):  25,000
     Degree of execution of the sanction:  executed

     Sanction imposed on:  October 6, 2001
     Imposing body: Federal Commission on the Securities Markets of the Russian Federation
     Reasons for imposing: violation of paragraph 5 of the Regulations on Quarterly Report of the

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     issuer of Securities, adopted by
     the Resolution of FCSM of Russia as of August 11, 1998 No. 31 Type of sanction: administrative penalty (fine)
     Sanction amount (rub.):  10,000
     Degree of execution of the sanction:  executed


Description of substance of all on-going or ceased trials in the reporting quarter, that may substantially influence issuer's activities:

     Case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to Savings Bank of the Russian Federation arising from the undue performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to the payment order of August 2, 1999 No. 99666 in the electronic form.

     Pursuant to its ruling of May 31, 2000, the court of the first instance left the claim without consideration due to the non-observance of the pre-trial procedure for the dispute settlement envisaged by the agreement. Appellate division of the court upheld the above ruling in its ruling dated July 27, 2000.

     In its ruling dated September 28, 2000, the Federal Arbitrazh Court of the Moscow Region repealed the above acts, and the case was transferred to the first instance of the Arbitrazh Court of the City of Moscow.

     Arbitrazh Court of the City of Moscow ruled against the Company, and the appellate division upheld that decision. On March 22, 2001 cassational division repealed the acts of the lower divisions and transferred the case to a new consideration. In the decision of July 6, 2001, the Arbitrazh Court of the City of Moscow ruled that a technical expertise should be held to examine electronic payment system of the "Client-Sberbank" system. The next court hearing will be scheduled upon the expertise is completed.


Description of grounds for all on-going or finalized investigations of the issuer in the reporting quarter, carried out by the governmental authorities, and audits of the issuer carried out at the request of its participants (shareholders):

       None

42.  Material Facts (Events, Actions) Taking Place in the Reporting Quarter

     Date  of  occurrence  of the  fact  (event,  action):  July 3,  2002
     Code: 0400124A03072002

     Full name of the legal entity, issuer's share in the charter capital of which has changed: Closed Joint-Stock Company Registrator-Svyaz
     Location of the legal entity: P.O. Box 45, 15A, Kalanchevskaya Str., 107078, Moscow
     Postal address of the legal entity: P.O. Box 45, 15A, Kalanchevskaya Str., 107078, Moscow

     Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 5%
     Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 8.64%

     Date of occurrence of the fact (event, action): September 5, 2002
     Code: 0400124A05092002

     Full name of the legal entity, issuer's share in the charter capital of which has changed: Golden Telecom, Inc.
     Location of the legal entity: 615 South DuPont, Highway, Dover, 19901 USA


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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Postal address of the legal entity: 615 South DuPont, Highway, Dover, 19901 USA
     Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 0%
     Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 15%

     Date of  occurrence  of the fact (event,  action):  September 5, 2002
     Code: 0400124A05092002

     Full name of the legal entity, issuer's share in the charter capital of which has changed: Limited liability company STsS Sovintel
     Location of the legal entity:  25 Dubovaya Roscha, Moscow 127427
     Postal address of the legal entity: 25 Dubovaya Roscha, Moscow 127427 Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity before change: 50%
     Share of Open Joint Stock Company Rostelecom in the charter capital of the legal entity after change: 0%

     Date of occurrence of the fact (event, action): September 5, 2002 Code of the fact (event, action): 0700124A05092002

     Sale of 50% share in the charter capital of the limited liability company STsS Sovintel

     Total amount (value) of funds received (spent) by the issuer in the transaction: 3,076,473,000 rub.

     Contracting parties and beneficiaries in the transaction:

     1.   Name:  Limited Liability Company TeleRoss
          Location: 27-29, Bldg. 2, Smolenskaya-Sennaya Pl., Moscow 119121 Postal address: 27-29, Bldg. 2, Smolenskaya-Sennaya Pl., Moscow 119121
     2.   Name:  SFMT-CIS, Inc
          Location: 4400 MasArthur Boulevard, N.W. Offise 200, Washington DC 20007, USA
          Postal address: 4400 MasArthur Boulevard, N.W. Offise 200, Washington DC 20007, USA

43. Information on Reorganization of the Issuer, its Subsidiaries and Dependent Companies

     Reorganization of Open Joint Stock Company Rostelecom, its subsidiaries and dependent companies was not performed during the reporting quarter.

44.  Additional Material General Information on the Issuer

     No information.

         B. Information on the Issuer's Financial and Economic Activitiy

45.  Annual Accounting Statements for Last Three Financial Years

     This information does not have to be presented for the reporting period.

46.  Accounting Statements of the Issuer for the Reporting Quarter

     See Attachment

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

47. Events Resulting in Increase or Decrease of the Issuer's Assets in the Reporting Quarter by Over 10 Percent

     Date of occurrence of the event (events):  November 10, 2002
     Description: The issuer's assets value as of September 30, 2002 as compared to assets value as of June 30, 2002 has increased by 3,746,205 thousand rub., which equals 10%. Increase of assets comprises of:
     - investments in other organizations in the amount of 1,306,160 thousand rub., purchase of Golden-Telecom shares;
     - short-term financial investments in the amount of 2,731,181 thousand rub., purchase of promissory notes.
     Nominal change in the value of assets as of the end of the reporting quarter is 3,746,205 thousand rub., as compared to the value of assets as of the end of the quarter preceding the reporting quarter.

     Value of issuer's assets as of the end of the quarter preceding the reporting quarter: 36,666,638 thousand rub.
     Value of issuer's assets as of the end of the reporting quarter: 40,412,843 thousand rub.

48. Events Resulting in the Increase in the Issuer's Profit (Loss) in the Reporting Quarter by Over 20 Percent, as Compared with the Previous Quarter

     Date of occurrence of the fact:  November 10, 2002
     Description: As compared to the second quarter of the year 2002, the profit has grown for 3,864,970 thousand rub., which constitutes 805%. The increase is comprised of:
     - increase in non-operating gains for the amount of 2,428,191 thousand rub., due to realization of financial investments;
     - the decrease in operating expenses for the amount of 988,982 thousand rub., mostly, due to the fact that the greater part of the bad-debt reserve was formed in the second quarter

     Nominal change of profit (loss) for the reporting quarter as compared with the profit (loss) for the quarter preceding the reporting quarter:
     3,864,970 thousand rub.

     The issuer's profit (loss) for the quarter preceding the reporting quarter:
     480,344 thousand rub.

     The issuer's profit (loss) for the reporting quarter: 4,345,314 thousand rub.

49. Information on Establishment and Use of the Issuer's Reserve Fund and Other Special-Purpose Funds

     No funds have been established or used in the reporting quarter.

50. The Issuer's Transactions in the Reporting Quarter Amounting at Least to 10 Percent of the Issuer's Assets as per the End of the Quarter Preceding the Reporting Quarter.

     50.1      Date of the transaction:  September 5, 2002
               Subject and description of the transaction: Sale of 50% share in the charter capital of Limited Liability Company STsS Sovintel Total amount (value) of funds received (spent) by the issuer in the transaction: 3,076,473,000 thousand rub.
               Share of the amount (value) of funds received (spent) by the issuer under transaction in the issuer's assets: 7.6%

               Contracting parties and beneficiaries in the transaction:

          50.1.1    Name:  Limited Liability Company TeleRoss
                    Location: 27-29, Bldg. 2, Smolenskaya-Sennaya Pl., Moscow 119121

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

                    Postal address: 27-29, Bldg. 2, Smolenskaya-Sennaya Pl., Moscow 119121
                    Telephone:  (7 095) 787-1000
                    Fax:  (7 095) 787-1010

          50.1.2    Name:  SFMT-CIS, Inc
                    Location: 4400 MacArthur Boulevard, N.W Office 200, Washington DC 20007, USA
                    Postal address: 4400 MacArthur Boulevard, N.W Office 200, Washington DC 20007, USA
                    Telephone:  (1-202) 332-4877
                    Fax:  (1-202) 332-5997

     Persons who are interested in completion of the above transaction pursuant to the legislation of the Russian Federation: None

     Authorized body of the issuer, which adopted a resolution to approve the conclusion of the transaction: The Board of Directors

     Date of the resolution to approve the conclusion of the transaction: March 29, 2002

51. Information on Allocation of Funds Raised by the Issuer as a Result of Placement of Issue Securities.

     The funds were not applied as mentioned above in the reporting quarter.

52. Borrowed Assets Received by the Issuer and Its Subsidiaries in the Reporting Quarter

Data on the Issuer's borrowed assets as of the end of the reporting quarter:

---------------------------------- ------------------ ------------------- ------------------- --------------------
            Item Name               Balance at the         Received         Paid (Thousand    Balance at the End
                                   Beginning of the   (Thousand rubles)        rubles)         of the Reporting
                                    Year (Thousand                                             Quarter (Thousand
                                        rubles)                                                     rubles)
---------------------------------- ------------------ ------------------- ------------------- --------------------
Long-term Bank Credits                             -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
Including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
Other Long-term Loans                      1,542,582                   -             487,097            1,055,431
---------------------------------- ------------------ ------------------- ------------------- --------------------
Including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
Short-term Bank Credits                      777,186                   -             770,912              274,000
---------------------------------- ------------------ ------------------- ------------------- --------------------
Including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
Employee Bank Credits                              -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
Other Short-term Loans                     4,541,920           1,763,705           1,901,232            4,404,393
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------


53. Accounts Payables and Receivables of the Issuer and Its Subsidiaries for the Reporting Quarter

Data on the issuer's accounts payable and receivables as of the end of the reporting quarter:

---------------------------------- ------------------ ------------------- ------------------- --------------------
            Item Name               Balance at the         Received         Paid (Thousand    Balance at the End
                                   Beginning of the   (Thousand rubles)        rubles)         of the Reporting
                                    Year (Thousand                                             Quarter (Thousand
                                        rubles)                                                     rubles)
---------------------------------- ------------------ ------------------- ------------------- --------------------
1) Accounts Receivables:
---------------------------------- ------------------ ------------------- ------------------- --------------------
short-term                                 6,415,733                   -                   -            6,549,585
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including over 3 months                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
long-term                                    834,879                   -                   -              653,529
---------------------------------- ------------------ ------------------- ------------------- --------------------

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including over 3 months                      834,879                                                      653,529
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
2) Accounts payable
---------------------------------- ------------------ ------------------- ------------------- --------------------
short-term                                10,926,352                   -                   -           11,164,218
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including over 3 months                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
long-term                                  9,338,977                   -                   -            8,068,897
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including over 3 months                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
Security:
---------------------------------- ------------------ ------------------- ------------------- --------------------
Received                                           -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including third parties                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
Granted                                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including third parties                            -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
3) Bills of Exchange Movement:
---------------------------------- ------------------ ------------------- ------------------- --------------------
Issued Bills of Exchange                           -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------
Received Bills of Exchange                         -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including past-due                                 -                   -                   -                    -
---------------------------------- ------------------ ------------------- ------------------- --------------------
including by:
---------------------------------- ------------------ ------------------- ------------------- --------------------

---------------------------------- ------------------ ------------------- ------------------- --------------------


54.  Issuer's Financial Investments

Data on the issuer's financial investments as of the end of the reporting period:

----------------------------------------------- ------------------------------------------------------------------
                  Item Name                         Investment Amount as of the End of the Reporting Quarter
                                                                        (Thousand rubles)
----------------------------------------------- ----------------------- ----------------------- ------------------
                                                      Short-term              Long -term              Total
                                                    (under 1 year)          (over 1 year)
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in the state securities of the                           -                       -                  -
Russian Federation
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in the state securities of the                           -                       -                  -
Subjects of the Russian Federation
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in the securities of the local                           -                       -                  -
authorities
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in shares, participation                                 -               1,332,861          1,332,861
interests of other organizations
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in bonds and other debts                         3,701,223                 511,113          4,212,336
instruments
----------------------------------------------- ----------------------- ----------------------- ------------------
Other loans granted                                                  -                 393,400            393,400
----------------------------------------------- ----------------------- ----------------------- ------------------

----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in the Issuer's subsidiaries                             -                  77,468             77,468
----------------------------------------------- ----------------------- ----------------------- ------------------
Investments in the Issuer's dependent                                -                  18,288             18,288
companies
----------------------------------------------- ----------------------- ----------------------- ------------------

------------------------------------------------------------------------------------------------------------------
          Financial Investments In Organizations Liquidated In Accordance with the Russian Legislation
------------------------------------------------------------------------------------------------------------------
           Name of the Organization                Liquidation date       Authority Which      Investment Amount
                                                                         Made the Decision     (Thousand rubles)
                                                                           on Liquidation
----------------------------------------------- ----------------------- --------------------- --------------------
None
----------------------------------------------- ----------------------- --------------------- --------------------
Total                                                                                                           -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
        Financial Investments In Organizations Considered Bankrupt In Accordance with Russian Legislation
------------------------------------------------------------------------------------------------------------------
           Name of the Organization                Liquidation date       Authority Which      Investment Amount
                                                                         Made the Decision     (Thousand rubles)
                                                                           of Liquidation
----------------------------------------------- ----------------------- --------------------- --------------------
None
----------------------------------------------- ----------------------- --------------------- --------------------

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------


Total                                                                                                           -
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------- --------------------
Issuer's Assets as of the End of the Reporting Period (Thousand rubles)                                         -
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
 Financial Investments In Organizations Constituting 10 or More Percent of the Issuer's Assets as of the End of
                                              the Reporting Quarter
------------------------------------------------------------------------------------------------------------------
           Name of the Organization                 Investment Amount (Thousand rubles)         Share of Assets
----------------------------------------------- --------------------------------------------- --------------------
None
----------------------------------------------- ----------------------- --------------------- --------------------
----------------------------------------------- ----------------------- --------------------- --------------------
Total                                                                                      -
----------------------------------------------- ----------------------- --------------------- --------------------

55.  Other Material Information on the Issuer's Financial and Economic Activity

No information

                       C. Data on the Issuer's Securities

56.  Data on the Issuer's Shares

Issue Number: 1
Category: Ordinary
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

Number of Issued Shares: 700,312,800
Total Issue Amount: 1,750,782

Data on the Issue State Registration:
Date of Registration: November 10, 1993
Registration Number: 73-I"n"-1947
Body of State Registration: Financial authorities

Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

Present Issue State: Securities have been partially redeemed (cancelled) Number of Placed Securities in Accordance with the Registered Report of the
Issue: 700,312,800
Number of Outstanding Securities: 700,276,141
Number of Redeemed (Cancelled) Securities: 36,659

Data on State Registration of the Report of the Issue:
Registration Date: August 9, 1999
Body of State Registration: FCSM

Limitations on circulation of issue securities (if any): None

Market information on the issue securities:

     Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

     a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director: A.V. Zakharov. Agreement No. 449-2.8, dated 12 November 1997.

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     b)  Noncommercial  Partnership  RTS Stock Exchange.  Address:  15 Chayanova
     Ulitsa.  Telephone:   705-9031.  President:  I.A.  Tyryshkin.   Cooperation
     Agreement No. LK-17, dated 17 October 1997.

     c) The ordinary shares of the Company are traded as the level II American depositary receipts (ADR) on the New-York, London, Berlin, Frankfurt, Dusseldorf, Stuttgart, Bavaria, and Hamburg stock exchanges. The options for ADRs are traded on the Chicago Stock Exchange.

Additional material information on the issue securities:

     In accordance with the privatization plan approved by the Resolution No. 1507-r of the State Property Committee, dated August 27, 1993, the amount of the charter capital of the issuer was 2,334,376,000 (two billion three hundred thirty-four million three hundred seventy-six thousand) non-denominated rubles; 2,334,376 registered shares were issued with the nominal value of 1,000 non-denominated rubles, including 583,594 Class A and 47,007 Class B preferred shares, and 1,703,775 ordinary shares.

     The shares were issued in non-documentary form.

     The state registration of the shares of Joint Stock Company of the Open Type Rostelecom for the amount of 2,334,376,000 non-denominated rubles, including 1,703,775 ordinary shares for the amount of 1,703,775,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles and 630,601 preferred shares for the amount of 630,601,000 non-denominated rubles with the nominal value of 1,000 non-denominated rubles was effected by the Finance Department of the Government of Moscow (Letter No. 06-22/1947, dated November 15, 1993) in accordance with the Resolution No. 547 of the Government of the Russian Federation, dated 4 August 1992. The code of the state registration No. 71-I "n" - 1947 was assigned to the issue of shares on November 10, 1993.

     The initial placement of the shares of OJSC Rostelecom was effected in accordance with the requirements of the First variant of privatization privileges. The date of disclosure of the information on the issuance and the date of the beginning of the initial placement was November 30, 1993, the relevant announcement having been published in "Rossiiskaya Gazeta," on November 30, 1993.

     The  shares  were   distributed  on  the  basis  of  the   applications  of
     shareholders, the minutes of the meetings of the employees' representatives, the minutes of the meeting of the commission on privatization and minutes of the auctions for the sale of shares.

     The following shares were placed through private subscription, which took place from November 30, 1993 to January 13, 1994:

     - 9.16% of the ordinary shares were placed among employees and former employees of the company on preferential terms (with a 30% discount from the nominal value);

     - 4.94% of the ordinary shares were placed among executive officers of the administration at the nominal value;

     - 25% of the preferred shares were placed among employees and former employees of the company without charge;

     - 38% of the ordinary shares were retained at the disposition of the State Property Committee for the three-year period; and

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     - 22.9% of the ordinary shares were retained at the disposition of the Russian Fund of Federal Property for the sale at auctions.

     21.88% of the shares were sold at the interregional voucher auction held by the Russian Fund of Federal Property from March 14, 1994 to April 12, 1994. The auction resulted in the eighty to one split of the shares. After the split the total amount of the ordinary shares amounted to 140,062,560 and the total amount of the preferred shares to 46,687,520 with the nominal value of 12.5 non-denominated rubles.

     April 28, 1994 is considered as the date of completion of the initial placement of the shares, which was the date of the closing of the voucher auction (Minutes No. 9358 of the voucher auction held by the Russian Fund of Federal Property, dated April 28, 1994) and the date of the global operation in the shareholders register. The special cash auction held by the Russian Fund of Federal Property from July 10, 1995 to August 11, 1995, on which 0.87% of the shares were sold, resulted in the subsequent five to one split of the shares. As a result the nominal value of the shares amounted to 2.5 of non-denominated rubles, the total amount of the ordinary shares amounted to 700,312,800 shares, including 18,802,800 Class B registered preferred shares and 233,437,600 Class A preferred shares.

     As a result of the change of the face value of the ruble on January 1, 1998, the nominal value of the shares amounted to 0.0025 ruble. In addition, two cash auctions were held on July 26, 1994 (0.13% shares were sold) and 31 January 1996 (0.022% of the shares were sold).

     The date of the global operation in the shareholders register was April 28, 1994. Closed Joint Stock Company Irkol, the specialized registrar, effected the global operation (Agreement No. 188 on Registrar Services, dated 7 April 1994). The registered address of the registrar: build. 1, 7 Novatorov Unlitsa, Moscow 107078. Telephone: 208-1515. General Director: Vladislav Victorovich Moskalchuk.

     On July 8, 1997 the Russian Fund of Federal Property transferred 354,825,200 ordinary shares as the contribution into the charter capital of Open Joint Stock Company Svyazinvest, which amounted to 38.005% of the charter capital of the Company.

     Issue Number: 1
     Category: Preferred
     Class: A
     Form of Shares: registered non-documentary shares
     Nominal Price of One Issued Share: 0.0025

     Number of Issued Shares: 233,437,600
     Total Issue Amount: 583,594

     Data on the Issue State Registration:
     Date of Registration: November 10, 1993
     Registration Number: 73-I"n"-1947
     Body of State Registration: Financial authorities

     Offering Method: Placement in accordance with the privatization plan Offering Period: From November 30, 1993 to April 28, 1994

     Present Issue State: Securities have been partially redeemed (cancelled) Number of Placed Securities in Accordance with the Registered Report of the
     Issue: 233,437,600
     Number of Outstanding Securities: 233,358,300
     Number of Redeemed (Cancelled) Securities: 79,300

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Russian Federation                                                  Page 68 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     Data on State Registration of the Report of the Issue:
     Registration Date: August 9, 1999
     Body of State Registration: FCSM


Limitations on Circulation of Issue Securities (if any): None

Market Information on the Issue Securities:

     Currently, the Company maintains agreements for the listing of shares with the exchanges licensed by the Federal Commission for the Securities Market of the Russian Federation, which are recognized traders of securities of the Russian issuers, namely:

     a) Moscow Interbanking Currency Exchange (MICEX). Address: build. 1, 1-13 Bolshoy Kislovsky Pereulok. Telephone: 234-4816. General Director: A.V. Zakharov. Agreement No. 449-2.8, dated 12 November 1997.

     b)  Noncommercial  Partnership  RTS Stock Exchange.  Address:  15 Chayanova
     Ulitsa.  Telephone:   705-9031.  President:  I.A.  Tyryshkin.   Cooperation
     Agreement No. LK-17, dated 17 October 1997.

Additional Material Information on the Issue Securities: No information

Issue Number: 2
Category: Ordinary
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

Number of Issued Shares: 28,420,603
Total Issue Amount: 71,051.5075

Data on the Issue State Registration:
Date of Registration: August 16, 1999
Registration Number: 1-02-00124-A
Body of State Registration: FCSM

Offering Method: conversion in the course of reorganization
Offering Period: from August 28, 2000 to August 28, 2000

Present Issue State: Placement has been completed
Number of Placed Securities in Accordance with the Registered Report of the
Issue: 28,420,179

Data on State Registration of the Report of the Issue:
Registration Date: October 11, 2000
Body of State Registration: FCSM

Limitations on Circulation of Issue Securities (if any): none

Market Information on the Issue Securities:
See paragraph 56

Additional Material Information on the Issue Securities:
No information

Issue Number: 2
Category: A
Form of Shares: registered non-documentary shares
Nominal Price of One Issued Share: 0.0025

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

Number of Issued Shares: 9,473,534
Total Issue Amount: 23,683.835

Data on the Issue State Registration:
Date of Registration: August 16, 1999
Registration Number: 2-02-00124-A
Body of State Registration: FCSM

Offering Method: conversion in the course of reorganisation
Offering Period: from August 28, 2000 to August 28, 2000

Present Issue State: placement has been completed
Number of Placed Securities in Accordance with the Registered Report of the
Issue: 9,473,169

Data on State Registration of the Report of the Issue:
Registration Date: October 11, 2000
Body of State Registration: FCSM

Limitations on Circulation of Issue Securities (if any):  none

Market Information on the Issue Securities:  see paragraph 56

Additional Material Information on the Issue Securities:  no information

57.  Data on the Issuer's Bonds

No bonds have been issued by the issuer



                    D. Other Data on the Issuer's Securities


58, 59, 60.    Rights of the Issuer's Shareholders.  Dividends on the Issuer's
               Shares

58.1

Category of Shares: preferred
Class: A
Form of Shares: registered non-documentary shares
Full Name of Category/ Class of Authorized Shares: class A preferred shares Holder Rights for Shares of this Category (Class):


     10.1. Each preferred share of Class A shall provide to its holder an equal scope of rights.

     10.2. The holders of preferred shares of the Company shall not be entitled to vote at a General Shareholders' Meeting unless the applicable laws of the Russian Federation and this Charter provide for otherwise.

     10.3. The holders of preferred shares of Class A shall be entitled to receive a fixed annual dividend, unless this Charter stipulates otherwise. The total amount payable as a dividend on each preferred share of Class A shall be established as 10 (ten) percent of the Company's net profits upon results of the last financial year, divided by the number of shares constituting 25 (twenty five) percent of the Charter Capital of the Company. Herewith, if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     amount payable as dividend on each preferred share of Class A, the amount of the latter dividend may be increased up to the amount of the dividend payable on ordinary shares.

     10.4. Each holder of a preferred share of Class A shall be entitled:

     10.4.1. to sell and otherwise dispose of the shares held at any time without a prior agreement with the other shareholders or approval from the bodies of the Company;

     10.4.2. to participate in a General Shareholders' Meeting with the right to vote on issues relating to reorganization and liquidation of the Company;

     10.4.3. the holders of preferred shares of Class A are entitled to vote at the meetings of shareholders in cases when the adoption of amendments or additions to this Charter shall involve restriction of rights of the holders of preferred shares, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation quota payable on preferred shares of the previous order of priority, or in the case of providing to the holders of preferred shares of other types of privileges in respect of the order of priority for paying the dividend and (or) liquidation value of the shares.

     The holders of preferred shares of Class A, the amount of dividend on which is established in this Charter, shall be entitled to participate in a General Shareholders' Meeting with the right to vote on all issues on the meeting's agenda, starting from the meeting following an annual General Shareholders' Meeting, which has decided not to pay out the dividends or has decided to pay out only a part of the dividends on preferred shares of Class A. The right of holders of preferred shares of Class A to participate in a General Shareholders' Meeting shall be terminated as of the moment the dividends on such shares are paid in full;

     10.4.4. in the event of the Company's liquidation, to receive a part of the property or the value of a part of the property remaining after settlements with the Company's creditors. Herewith, the property remaining after the creditors' claims have been satisfied, shall be used to effectuate payments through the following procedure:

     - available unpaid dividends on preferred shares of Class A shall be paid out;

     - holders of preferred shares of Class A shall be paid the nominal value of the shares they hold;

     - the remaining property shall be distributed among the holders of preferred shares of Class A and of ordinary shares in proportion to their shareholdings in the total number of the shares placed by the Company, adjusted for the value of the preferred shares of Class A (liquidation value of preferred shares of Class A) paid out earlier;

     10.4.5. to receive from the Company's Registrar extracts from the shareholders register and other information through the procedure stipulated for the holders of ordinary shares of the Company in Clause
     9.2.5. hereof;

     10.4.6. to receive information contained in the Company's documents listed in Clause 9.2.6. hereof, through the procedure stipulated by this Charter for the holders of ordinary shares of the Company;

     10.4.7.  to exercise rights  specified in Clauses 9.2.1.,  9.2.7.,  9.2.8.,
     9.2.9. hereof, in accordance with the applicable laws and this Charter.

Dividends on Shares of this Category (Class):

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

Period: 1999
Dividends Accrued per Share (rub): 0.8093
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
188,856,872.19
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
187,441,932.54

Period: 2000
Dividends Accrued per Share (rub): 0.4243
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
103,033,392.3
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
101,675,955.61


Period: 2001
Dividends Accrued per Share (rub): 0.919524
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
223,289,290.85
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
64,429,397.18

Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

58.2

Category of Shares: ordinary
Form of Shares: registered non-documentary
Full Name of Category/ Class of Authorized Shares: ordinary
Holder's Rights for Shares of this Category (Class):

     9.1. Each ordinary share of the Company shall provide to its holder an equal scope of rights.

     9.2. Each holder of ordinary shares of the Company shall be entitled:

     9.2.1. to sell and otherwise dispose of the shares held at any time without a prior agreement other shareholders or approval from the bodies of the Company;

     9.2.2. to participate in a General Shareholders' Meeting with the right to vote on all issues within its competence. In the event that the shareholder has acquired the ownership of the shares after the approval by the Board of Directors of the list of shareholders entitled to participate in the General Shareholders' Meeting, the shareholder shall be entitled to participate in the meeting only on the basis of a power of attorney issued by the former holder of the shares;

     9.2.3. to receive dividends if such are declared and paid out through the procedure stipulated by this Charter;

     9.2.4. to receive a part of the property or the value of a part of the Company's property remaining during the Company's liquidation, after the settlements with creditors, in proportion to the shares held by the shareholder, through the procedure and in the order stipulated by the applicable laws of the Russian Federation and this Charter;

     9.2.5. to receive from the Company's registrar extracts form the shareholders register certified with the registrar's seal, to receive information on its personal account as well as other information provided for by the legal acts of the Russian Federation, in the form, on the conditions, through the procedure and within the term established in the Regulations on Maintaining the Shareholders' Register approved by the Company's registrar within its authority;

     9.2.6. to obtain information contained in this Charter, the Certificate of State Registration of the Company and other Company documents other than documents containing state or commercial secrets;

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

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     9.2.7. in cases provided for by the applicable laws of the Russian Federation, to defend, through legal procedures, its infringed civil rights and demand recovery for damages suffered from the Company;

     9.2.8. to require from the Company a buy-out of all or a part of the holder's shares, in cases and through the procedure stipulated by the applicable laws of the Russian Federation;

     9.2.9. to sell shares to the Company in the event that the Company decides to buy-out such shares;

     9.2.10. to require from the Company an extract from the list of persons entitled to participate in the general meeting of the shareholders, containing information on the shareholder.

     A shareholder has to pay for the services related to the provision of the required documents in accordance with the price list approved by the Management Board of the Company. Herewith, the prices for such services shall not exceed the cost of making copies of the documents and sending the documents by mail.

     9.3. A shareholder or a group of shareholders holding, in aggregate, not less than 2 (two) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, as of the date of proposing issues to the agenda, are entitled to introduce issues into the agenda for the annual shareholders meeting, as well as to propose candidates to the Board of Directors, the Audit Commission and the counting commission of the Company for the election, at the annual or extraordinary General Shareholders' Meeting, through the procedure, on conditions and within the term established by this Charter.

     9.4. A shareholder or a group of shareholders holding, in aggregate, not less than 10 (ten) percent of the ordinary shares of the total number of the placed voting ordinary shares of the Company, is entitled:

     - to require the convening of and, in cases stipulated by the applicable laws of the Russian Federation, to convene an extraordinary General Shareholders' Meeting of the Company;

     - to require the revision (audit) of the financial and business activities of the Company.

     9.6. In the event of placement by the Company of additional shares and the issuance of securities that are convertible into shares, which are placed through public subscription, the Company's shareholders shall have the preemptive rights to acquire such shares to the extent proportional to their shareholdings of the respective category (class), which shall be exercised in accordance with the procedure established under federal law.

     9.7 The Company's shareholders shall have the right of access to the documents provided for under Section 35.1 of this Charter in the manner determined under Article 91 of the Federal Law "On Joint Stock Companies" and Article 35 of this Charter.

Dividends on Shares of this Category (Class):
Period: 1999
Dividends Accrued per Share (rub): 0.1645
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
115,195,425.2
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
114,163,202.17

Period: 2000
Dividends Accrued per Share (rub): 0.1634
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
119,068,978.69
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
117,803,656.47

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 73 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

Period: 2001
Dividends Accrued per Share (rub): 0.214496
Total  Amount of Dividends  Accrued to Shares of this  Category  (Class)  (rub):
156,302,518.72
Total  Amount  of  Dividends  Paid to  Shares of this  Category  (Class)  (rub):
37,382,826.92

Amount of Dividends Accrued per Share of this Category (Class) with Due Date Yet to Come (rub): 0

61.  Limitations on the Circulation of Securities

     See paragraphs 56 and 57

62.  Other Material Information on the Issuer's Securities

     No information

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Russian Federation                                                  Page 74 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------





                                      ANNEX


                                Accounting Report

                                                       for the 9 Months of 2002




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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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                                                                        APPROVED
                                             By Order No. 289 of OJSC Rostelecom
                                                         dated December 31, 2001


                                   REGULATIONS
                     "ACCOUNTING POLICIES FOR THE YEAR 2002"
                                 OJSC Rostelecom


                                  Introduction

These Regulations were developed on the basis of normative documents regulating accounting and tax accounting at the state level.

Besides the general mandatory requirements and rules, in these Regulations the specifics of OJSC Rostelecom have been reflected (hereinafter referred to as "Company"), related to:

o        industry specifics of the Company's activities;
o specifics of organizational structure, namely the presence of a considerable number of structural divisions geographically remote from the location of Company's Directorship.

For the purposes of these Regulations, the Company's accounting policies stand for the substantiated totality of principles, organization rules and implementation techniques of accounting methods - primary observation, cost estimation, current grouping, and final summarization of economic activity facts, as selected by the Company.

The accounting methods include the ways of grouping and assessment of economic activity facts, redemption of assets cost, organization of document circulation, inventory count, the methods of using accounts, the system of accounting registers, data processing, and other appropriate methods and techniques.

In forming its accounting policies, the Company proceeds from the following assumptions:
o the organization having separate property;
o continuous operation;
o sequential  application of accounting  policies;
o definite timing of economic activity facts.

The organization's accounting policies are formed based on the necessity for providing prompt, complete, timely, objective, reliable, non-contradictory reflection of all factors of the Company's economic activities to form indices of financial, tax, and administrative statements.

In doing so, the Company is guided by the principles of prudence (it is readier to recognise its expenses and liabilities than possible incomes and assets in accounting and does not allow formation of hidden reserves) and rationality (rational accounting based on the economic activity conditions and activity specifics). In forming its accounting policies, the Company proceeds from the priority of the economic content of the facts and conditions of economic activities over their legal form.

These Regulations shall guide the activities of all persons involved in solving the issues regulated by the accounting policies:

o the Company's management staff;
o the personnel of services and sections responsible for timely development, revision, and communication of reference data to the executive divisions;
o the personnel of all services and divisions responding for timely submission of basic documents to the Accounts Department;

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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o the personnel of accounting  service  responsible for timely and  high-quality execution of all types of accounting tasks and preparation of reliable statements of all types;
o other personnel if their functions are related to the origination of information necessary for timely and full reflection of economic activity facts in accounting.

The revisions in the text of these Regulations for the Company's accounting policies are to be approved by the Company's General Director.

                1. Organizational Aspects of Accounting Policies

                       1.1. General Information on Company


Open Joint Stock Company Long Distance and International Telecommunications Rostelecom was established in accordance with the Russian Federation Law No. 1531-1 "On Privatization of State-owned and Municipal Enterprises in the Russian Federation" of July 3, 1991, with revisions and additions introduced by the Russian Federation Law of June 5, 1992, and the State Program for Privatization of State-owned and Municipal Enterprises in the Russian Federation for 1992, approved by the Resolution No. 2980-1 of the Russian Federation Supreme Council of July 11, 1992. The Company founder is the Russian Federation State Committee for State Property.

According to the Charter, the Company's main goal is to satisfy the demand of the population, the participants of economic turnover, the state authorities, administrative, and other state bodies of the Russian Federation and other consumers of telecommunication services for transmission of information via long distance and international telecommunication channels, in radio broadcasting and television, in data transmission, and also to earn profit.

The Company's Charter specifies the following activity types:
o The Company provides services of long distance and international communications in compliance with its licenses, arranges for, on a contractual basis, the transfer of information through backbone and central office networks, leases (by means of rendering services) communication lines, line links, group and network paths, voice frequency channels, lines and means of sound and visual broadcast and data transfer channels, and carries out marketing research and sales of services.

o The Company operates, acquires, leases, reconstructs, builds, performs design and exploration works, and acts as the general developer in respect of communication links, data networks, and switching facilities, television, broadcasting, and radio communication facilities and other communication objects both in- and outside the Russian Federation to satisfy the consumer demand for various inter-urban communication, television, broadcasting, and radio communication services. For its own needs, the Company performs design, exploration, and construction works connected with the building and reconstruction of housing, social and recreational facilities, warehouses, garages, transport communications, and other infrastructural objects.

o The Company performs goods and passenger transportation to ensure the operation of the existing and the building of new communication facilities (urban, suburban, intra republican, intra territory, intra regional, inter urban, inter republican (within the Russian Federation), inter territory, inter regional, and inter urban transportation).

o In the cases envisaged by the Russian Federation legislation, the Company executes individual activities on the basis of licenses obtained through the established procedure.

The Company has three levels of management:
o the Company Directorship managing the affiliates;
o the affiliates each managing its own structural divisions;
o the divisions of affiliates.

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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The  divisions  are guided by  regulations  approved  by the  Company's  General
Director. The division heads are appointed by the Company's General Director and act on the basis of their authorizations. The relations within the Company
between  the  Directorship  and  the  divisions  are  based  on   administrative
subordination.

The divisions act in economic turnover on behalf of the Company.

To perform their economic activities, the divisions of the Company are allotted with property owned by the Company.

                    1.2. Main Accounting Tasks of the Company

In accordance with the Russian Federation's system of normative regulation of accounting and with regard to the organizational structure and specific conditions of financial and economic activities, the main accounting tasks of the Company are as follows:

o forming complete and reliable information about the activities and property status of the Company, necessary for the internal users of accounting statements
- the managers, founders, participants and owners of the Company, and also for the external users - investors, creditors and others;
o control over the availability and transfer of property, the use of material, labor and financial resources (including that as per the approved norms, standards, and estimates);
o preventing negative results of the Company's economic activities and revealing internal reserves to ensure its financial stability;
o compiling information necessary for correct and timely computation and payment of taxes, duties, and other mandatory payments;
o preparing special accounting forms for the system of company's corporate management.

       1.3. Organizational Principles of the Company's Accounting Service


The accounting service of OJSC Rostelecom is a structural division of OJSC Rostelecom headed by the Chief Accountant and responsible for accounting within the Company.

The accounting service of OJSC Rostelecom consists of sections which have different functions. The first group of sections performs the general functions of the Company's accounting service related to:
o methodology of accounting and taxation,
o summary statements and tax calculation;
o preparing accounting statements in accordance with international standards;

The second group of accounting service sections is in charge of forming parts of the general ledger and the tax liabilities of OJSC Rostelecom in the General Directorship and structural divisions.

The principles of distribution of authority and responsibility between the accounting service and the personnel of organization's functional sections (departments) performing individual accounting functions as well as the distribution of obligations as to the formation and processing of documents between the accounting service and the personnel of functional sections (departments) performing individual accounting functions are regulated by the organizational and regulatory documents of the Company.

                              1.4. Accounting Form


OJSC Rostelecom employs an automated form of accounting. The forms of accounting in individual structural divisions and in OJSC Rostelecom at large are established in the Regulations on the Forms of Accounting in OJSC Rostelecom. In preparing the Regulations, the Letter of the Ministry of Finance of the Russian Federation No. 59 "On Recommendations for Application of Accounting Registers at Enterprises" of July 24, 1992, and the methodical recommendations of the USSR Finance

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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Ministry and the USSR Central Statistics Office No. 35/34-R/426 "On Organization
of Accounting Using Computers" of February 20, 1981, were used.

The automated accounting systems at various sections of accounting service are built according to the principle "basic document - general ledger" or "general journal - general ledger".

The main accounting register serving as the basis for collecting and processing of accounting data and for forming the Company general ledger is the system of cross-movement account and balance spreadsheets based on the working plan of accounts, which was developed by the organization.

            1.5. Procedure for Documents Circulation Organization and
                   Accounting Documents Processing Techniques

The rules and order of documents circulation organization applied within the Company, the documents circulation schedule, and the techniques of basic accounting documents processing, including:
o the procedure for primary document creation;
o the procedure for primary document check;
o the procedure and timing of their transfer for reflection in accounting statements;
o the procedure of document archiving
are regulated by the organizational and regulatory documents of the Company.

The organization employs unified forms of accounting for primary accounting documentation approved by the State Committee for Statistics of the Russian Federation.

In reflecting the financial and economic operations for which no unified forms are provided, the internally developed forms of primary accounting documents are used.

The right to sign primary accounting documents is assigned by internal organizational and regulatory documents.

         1.6. Procedure for Organizing and Executing Inventory Count of
                            Property and Liabilities

The order of performing inventory count of property and liabilities in the Company is specified in the Regulations on Inventory Count of Property and Liabilities developed on the basis of norms of the Methodical Guidelines on Inventory Count of Property and Financial Liabilities approved by the Order of the Ministry of Finance of the Russian Federation No. 49 of June 13, 1995, and other normative documents on accounting.

The entire property of the Company regardless of its location and all liability types are subject to inventory count.

The following periodicity of inventory count is established:
o fixed assets - biannually or more often as of November 1 of the reporting year;
o intangible assets - annually as of December 1 of the reporting year;
o unfinished capital construction and other capital investment - annually as of November 1 of the reporting year;
o raw and other materials, precious metals, equipment to be installed, pre-fabricated goods, goods, finished products in warehouse - annually as of November 1 of the reporting year;
o unfinished production - quarterly as of the quarter end;
o future incomes and expenses - annually as of December 31 of the reporting year;
o funds on bank accounts - annually as of December 31 of the reporting year;
o cash on hand - quarterly or more often;
o long-term investments - annually as of December 31 of the reporting year;
o short-term investments, money equivalents - quarterly as of the quarter end;

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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o  settlements  with  debtors and  reserve on doubtful  debts - annually or more often as of December 31;
o settlements with creditors: with communications operators - quarterly as of the quarter end; with the other creditors - annually as of December 31 of the reporting year;
o settlements on taxation and mandatory deductions into the budget and off-budget funds, on purpose financing - annually as of December 31 of the current year;
o settlements between divisions on transfer of assets and liabilities - monthly as of the last date of reporting month;
o settlements with personnel and advance holders - quarterly as of the quarter end.

Permanent inventory count commissions are established to count the inventories at the levels of Company's Directorship, affiliates, and their structural divisions. Their composition is approved by:
o for the Company's Directorship - by the Company's General Director;
o for an affiliate - by the affiliate Director;
o for divisions within affiliates - by the divisions' Directors

       1.7. The Procedure to Prepare Accounting Statements of the Company

The procedure to compile, submit and publish the organization's statements is specified in the Regulations for accounting statements of OJSC Rostelecom.

The Regulations were developed on the basis of the Order of the Ministry of Finance of the Russian Federation No. 43n "On approval of the Regulations "Accounting statements of an organization" (PBU 4/99)" of July 6, 1999, and the Methodical recommendation on compilation and submission of summary accounting statements approved by the RF Finance Ministry Order No. 112 of December 30, 1996, with regard to the specifics of organizational structure and activities of OJSC Rostelecom.

The Company applies standard forms of external accounting statements, approved by the Ministry of Finance of the Russian Federation.

The accounting statements of OJSC Rostelecom are formed by the section of summary statements and taxes computation of the accounting service on the basis of internal accounting and reporting documents developed to ensure a centralized procedure of statements formation. The internal reporting and accounting forms shall not be provided to external users. The internal reporting documents are collected and processed in accordance with the documents circulation procedure developed by the Company.

                     1.8. Company's Working Plan of Accounts

All divisions of the Company use a uniform working plan of accounts in accounting, which is mandatorily applied by all employees of the Company's accounting service. These operations are guided by its internal documents - the working plan of accounts and the instruction for its application.

The revisions of the working plan of accounts are approved by the General Director of the Company. The divisions of OJSC Rostelecom have the right to add to and extend the analytical accounts to enhance the effectiveness of accounting. The information arriving in the section of summary statements and taxes computation shall be formed on the basis of uniform working plan of accounts.

                 1.9. Procedure for Control Economic Operations

To ensure safety of property, observance of the law, and expediency of financial and economic activities of the organization, and also to procure reliable accounting and reporting data, an internal auditing system is established in the organization. The structure and composition of the controlling

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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bodies, their functions, the procedures of their activities and other issues are
specified  in  the  Regulations  for  The  Internal   Auditing  System  in  OJSC
Rostelecom.

                  2. Methodical Aspects of Accounting Policies

                 2.1. Procedure for Intangible Assets Accounting


The intangible assets of the organization are taken into account on the basis of the Regulations for Intangible Assets Accounting in OJSC Rostelecom. The Regulations are developed on the basis of the Regulations "Intangible Assets accounting" PBU 14/2000", approved by the Order of the Ministry of Finance of the Russian Federation No. 91n of October 16, 2000.

The assets shall be accepted for accounting as intangible if the following conditions are simultaneously met:
o no material (physical) structure;
o can be identified (isolated, separated) from other property;
o are used in production, performance of works or rendering of services, or for managerial purposes;
o have a useful life of more than 12 months or a usual operational cycle if the latter is longer than 12 months;
o no resale of this property is planned;
o are capable of yielding economic profit (income) in the future;
o availability of properly executed documents, which confirm the existence of the asset and the organization's exclusive right to the results of intellectual activity (patents, certificates, other protective documents, an agreement of assignment (acquisition) of patent, trade mark, etc.).

The intangible assets are accepted for accounting at their original cost. The sum of depreciation charges on intangible assets is determined monthly as per the norms calculated on the basis of their original cost and their useful life, using a linear method.

The intangible assets' useful life is estimated based on:
o the term of patent (certificate) or other limitations of the service life of intellectual property objects in accordance with the legislation of Russian Federation;
o the expected useful life of the object, during which the organization will be able to earn economic profit (income). The expected useful life of the intangible assets shall be estimated by a specially appointed commission in accordance with the Regulations for the intangible assets accounting and shall be approved by the General Director of the Company.

For the intangible assets the useful life of which cannot be determined, the depreciation accrual norms are set on the expectation term of 20 years.

The redemption of intangible assets value is reflected by accumulating accrued depreciation sums on account 05 "Intangible assets depreciation".

                   2.2. Procedure for Fixed Assets Accounting

The fixed assets are taken into account on the basis of Regulations for Fixed Assets Accounting in OJSC Rostelecom. The Regulations were developed with regard to the Regulations "Fixed Assets Accounting" (PBU 6/01), approved by the Order of the Ministry of Finance of the Russian Federation No. 26n of March 30, 2001, other normative documents on accounting, and the specifics of organization's activities.

                2.2.1. The Procedure for Classing Assets as Fixed

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Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
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The fixed assets are the  Company's  assets with respect to which the  following conditions are simultaneously met:
o are used in production of goods, performing works or rendering services, or for the organization's managerial purposes;
o are used during a long term, i.e. have useful life of more than 12 months or a usual operational cycle if the latter is longer than 12 months;
o no resale of this property is planned by the organization;
o are capable of yielding economic profit (income) to the organization in the future;

The fixed assets include: buildings, structures, materials-working machinery and equipment, power plants and equipment, metering and regulating instruments and devices, computer equipment, transportation facilities, tools, production and household implements and accessories, work, productive and breeding stock, perennial planting, intra organization roads and other objects as listed in the Russian classifier of fixed assets (OKOF) (approved by the Decision No. 359 of the RF State Committee for Standardization of December 26, 1994).

Also taken  into  account  as fixed  assets  are:  capital  investments  in land reclamation (draining, irrigation, and other reclamation works); capital investments in leased fixed asset objects; land plots, nature resources (water, mineral resources and other natural resources). Land plots, forests and water holdings, and mines handed over to the enterprise for utilization are taken into account off-balance-sheet and only in kind by their areas.

Fixed assets are registered on the basis of transfer-for-operation reports. Thus, the objects kept in warehouse are taken into account with investment in capital assets until they are transferred for operation.

Starting from January 1, 2002, immovable objects are accounted as fixed assets at the moment of documents submission for registration of immovable objects. The immovables (real estate) include the objects firmly linked with land (buildings, structures), the movement of which causes freeing of land plots.

Formation of inventory object is performed with regard to the Recommendations on Organization of Fixed Assets (Funds) Accounting at Telecommunication Enterprises and Organizations approved by the USSR Ministry of Communications on June 30, 1988.

                    2.2.2. Fixed Assets Evaluation Procedure

The fixed assets are accepted for accounting at their original cost.

The sum of actual organization's expenses on its acquisition, building, manufacturing, and bringing to the usable condition, excluding the value-added tax and other refundable taxes (except for the cases envisaged by the legislation of the Russian Federation) is accounted as the original cost.

For financial lease property acquired before January 1, 2002, the previous accounting treatment is maintained:
o the cost of fixed assets acquired under a financial lease contract is determined basing on the amount of lease payments under the contract,
o the expenses incurred by the organization as the lessee in acquiring financial lease property are accounted as capital expenses and constitute a separate inventory object of fixed assets.

The cost of a fixed asset acquired under a financial lease contract concluded after January 1, 2002, is determined by the amount of financial lease payments under the contract. On the accounts 08 and 01 (provided that the property is accounted on the balance sheet of OJSC Rostelecom as the lessee), the

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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sum of lessor's  expenses on acquisition of the fixed asset  (excluding the sums of taxes taken into account with expenses) and the remuneration of lessor's services are taken into account independently. The expenses incurred by the organization as the lessee in acquiring financial lease property are accounted as capital expenses and constitute a separate inventory object of fixed assets.


         2.2.3. The Procedure for Accruing Depreciation for Fixed Assets

Depreciation for fixed asset objects is accrued using a linear method based on the original value or the current (recovery) value (in the case of re-evaluation) of the fixed asset object and the depreciation rate calculated basing on the object's useful life.

The fixed asset objects costing up to 10 thousand rub., which are transferred for operation starting from January 1, 2002, are allocated to the debit of the expenses account at the moment of their transfer for operation. Accounting of such objects off-balance sheet is organized.

Depreciation for fixed asset objects put into operation before January 1, 2002, is accrued using a linear method based on the useful life established at the object's acceptance for accounting. The fast depreciation mechanism introduced by the Decision of the Government of the Russian Federation No. 967 "On Using the Fast Depreciation Mechanism and Re-evaluation of Fixed Assets" of August 19, 1994, and the Letter of the Ministry of Communications of the Russian Federation No. 24-u "On Depreciation of the Fixed Assets Active Component" of February 10, 1995, is not applied starting from January 1, 2002.

The useful life of fixed asset objects commissioned after January 1, 2002, is established at the object's registration within the time limits specified for the relevant depreciation group, as selected for such object based on the classification determined by the RF Government Decision No. 1 "On classification of fixed assets included in depreciation groups" of January 1, 2002.

For the fixed assets excluded from this classification, the useful life is determined based on:

o the object's expected service life in accordance with its expected capacity or power;
o expected physical wear and tear depending on the mode of operation (the number of shifts), the ambient conditions and the effect of corrosive environment, the repair system;
o normative and legal and other limitations on the object's utilization (for example, the term of lease).

For depreciatable fixed assets that are the subject of a financial lease contract, application of a special coefficient (no higher than 3) to the basic depreciation rate is determined by the terms of contract.

                     2.3. Procedure for Inventory Accounting

            2.3.1. The Procedure for Classing Property as Inventories

The Company takes into account its inventories on the basis of the Regulations for Inventory Accounting in OJSC Rostelecom.

The Regulations were prepared with regard to the Regulations for Inventory Accounting PBU 5/01, approved by the Order of the Ministry of Finance of the Russian Federation No. 44n of June 9th, 2001, other accounting documents, and the specifics of Company's activities.

The inventories include the following assets of the Company:
o used as raw or other materials, etc. in producing goods for sale (performing works, rendering services);
o intended for sale;

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Open Joint Stock Company Long Distance and International
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INN 7707049388
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o used for the organization's managerial purposes.

The Company's assets used in producing goods, performing works or rendering services or else for the organization's managerial purposes for a period exceeding 12 months or a usual operating cycle if the latter exceeds 12 months are not classed as inventories, except when under the capital asset classifier (The Russian Classifier of Capital Assets OK 013-94; approved by the Decision of the State Committee for Standardization of the Russian Federation No. 359 of December 26, 1994; effective date January 1, 1996.; as amended on April 14,
1998) the object is not classed as a capital asset.

The asset types taken into account as inventories are listed in the Appendix to the Regulations for inventory accounting of OJSC Rostelecom.

As production assets are transferred for operation, their value is allocated to the debit of expenses account. The operating objects are taken into account off-balance-sheet.


        2.3.2. The Procedure to Assess Inventories Reflecting Operations
                      of their Procurement or Acquisition

The inventories are accepted for accounting at the actual cost of their acquisition or manufacture.

The actual cost of inventories shall be determined in accordance with the relevant normative documents on accounting. The sum of actual expenses on acquisition includes the sum differences and interest on the credit (loan) used to acquire the inventories, until the moment of inventories arriving to the location of their actual utilization.
The actual cost is estimated using the balance sheet account 15 "Procurement and Acquisition of Materials and Capital Equipment".

On account 15 "Procurement and Acquisition of Materials and Capital Equipment" the full actual cost of inventories - materials and goods - is calculated.
The purchase value of inventories, with respect to which suppliers' settlement documents have arrived to the organization, and other expenses related to acquisition of materials and capital equipment are recognized as debit items.

Since the inventories are taken into account at their actual cost, the sums recognized as debit items of account 15 for specific types of inventories are written down from the credit of account 15 to the debit of the corresponding subaccounts 10 "Materials" and 41 "Goods" in their total amounts.

The writing-down of the actual cost of centrally procured inventories to the debit of relevant accounts is effected by OJSC Rostelecom accounting service section belonging to the Company's structural division, in which the inventories' utilization is contemplated.

The balance on account 15 "Procurement and Acquisition of Materials and Capital Equipment" at the end of relevant month indicates that some inventories are on the way.

The sum differences, interest on the credit (loan) used to acquire the inventories, and the other expenses related to inventory acquisition but excluded from the inventory cost are written down in their totality to account 91 "Other Incomes and Expenses".

The finished products are taken into account at the actual cost of manufacture without using account 40 "Output of Products (Works, Services)".

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 84 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

   2.3.3. The Procedure to Evaluate Individual Inventory Types at Writing-Down

When inventories are brought into operation or otherwise disposed of, they are evaluated at the cost of each unit.

       2.4. Procedure for Conversion of Assets and Liabilities Denominated
                               in Foreign Currency

The values of the Company's cash on hand, the funds on accounts with credit organizations, money equivalents and payment documents, short-term securities, funds in settlements (including those on loan commitments) with legal entities and individuals, the balances of purpose financing funds received from the budget or foreign sources as part of technical or other assistance rendered to the Russian Federation in accordance with the agreements (contracts) concluded, which are denominated in foreign currencies, are converted in rubles as of the date when the operation in foreign currency was effected and also as of the reporting date of accounting statements.

                         2.5. Income Formation Procedure

Increase of the Company's economic profits due to receipt of assets (money or other property) and/or redemption of liabilities, which leads to a growth of the organization's capital, excluding the holdings of participants (owners of property), is accounted as the Company's incomes.

The Company's incomes, depending on their nature, the conditions of receipt, and the directions of organization activity, fall into the following categories:
o incomes from customary activities;
o other  incomes.
The additional criterion of incomes being classed as the incomes from customary activities is their regular receipt.

For the purpose of income accounting, the Company's customary activities are subdivided into the profile and non-profile activities:

The profile activities are those directly linked with provision of communication services. The other activities are non-profile.

Customary activities:
Profile activities:
o Long distance telephony services
o International telephony services
o Document communication services
o Provision of communications service
o Local telephony services
o Provision of connection
o Television and broadcasting services
o Leasing communication equipment and structures
o Operation and maintenance of communication equipment and structures
o Other communication services

Non-profile activities:
o Leasing other assets
o Transportation services
o Heat supply services
o Cold water supply services
o Hot water supply services

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 85 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

o Power supply services
o Construction and installation works
o Repair works
o Publishing activities
o Design and exploration works
o Research and development
o Preparation of advertisement products
o Services of training centers
o Certification services
o Public catering services
o Trading services
o Farming services
o Health care services
o Holiday center services
o Children's health centers services
o Services of sports facilities
o Educational services
o Cultural and instruction services
o Hiring of housing
o Utilities
o Other services

The incomes other than those from customary activities are accounted as other incomes. The other incomes include the operational, non-sale, and extraordinary incomes. The income accounting treatment is specified in the regulations on income accounting.

The incomes received by the organization from granting for a charge of rights arising from patents for inventions, industrial design and other types of intellectual property as well as from participation in charter capitals of other organizations are taken into account with the operational incomes.

The interest on the commercial credits granted are taken into account with the operational incomes.

The positive exchange rate difference on foreign currency accounts and operations is accounted with the organization's non-sale incomes and is carried as income to account 91 "Other Incomes and Expenses" for the reporting period in which it arose.
Any sum differences are linked by the organization with the liabilities in connection with which deferred payments occurred. The sum differences are not calculated with advance calculation patterns.

The sum difference arising ruble settlements when the liabilities are expressed in foreign currency is taken into account:
o in the property cost if it arose before the moment of the relevant objects being recognized in the balance sheet.
o with the non-sale incomes if it arose after the relevant objects were recognized in the balance sheet or its occurrence is not connected with acquisition of assets.

                        2.6. Expense Formation Procedure

The expenses are taken into account by the organization on the basis of Regulations for expenses accounting in OJSC Rostelecom. The Regulations were developed basing on the Accounting Regulations "Expenses of Organization" PBU 10/99 approved by the Order of the Ministry of Finance of the Russian Federation No. 33n of May 6, 1999, (as amended by the Orders of the Ministry of Finance of the Russian Federation No. 107n of December 30, 1999, No. 27n of March 30,
2001), other accounting documents, and specifics of the Company's organizational structure and activities.

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 86 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

Decrease of the Company's economic profits due to disposal of assets (money or other property) and/or occurrence of liabilities, which leads to a decrease of the organization's capital, excluding the reduction of contributions to the charter capital upon the decision of participants (owners of property), is accounted as the Company's expenses.

The Company expenses, depending on their nature, the conditions of disposal, and the directions of organization activity, fall into:
o expenses on customary activities;
o other  expenses   including:
     operational   expenses;
     non-sale   expenses;
     extraordinary expenses.

The expenses on customary activities are accepted for accounting in the sum calculated in monetary expression and equal to the amount of payments in monetary or other form or the amount of accounts payable.

For the purpose of expense accounting, the Company's customary activities are subdivided into the profile and non-profile activities.

The profile activities are those directly linked with provision of communication services. The other activities are non-profile.

The expenses other than those on customary activities are classed as other expenses.

The expenses incurred by the organization and connected with granting for a charge of rights arising from patents for inventions, industrial specimens and other types of intellectual property as well as with participation in charter capitals of other organizations are taken into account with the operational expenses.

The expenses on current repair and overhauling of fixed assets are accounted in their totality in the reporting period.

The interest on loans and credits received is taken into account:
o within the property cost if they are accrued before the relevant objects are recognized in the balance sheet;
o within the operational expenses if they are accrued after the relevant objects are recognized in the balance sheet or the credits/loans are not linked with acquisition of assets.

Interest accrual is reflected in the accounting in accordance with the terms of concluded contracts.

The negative exchange rate difference on foreign currency accounts and operations is recognized with the organization's non-sale expenses and is carried as expense to account 91 "Other Incomes and Expenses" for the reporting period in which it arose.
Any sum differences are linked by the organization with the liabilities on which deferred payments occurred. The sum differences are not calculated with advance calculation schemes.

The sum difference arising with ruble settlements when the liabilities are denominated in foreign currency is taken into account:
o in the property cost if it arose before the moment of the relevant objects being reflected in the balance sheet.
o within the non-sale expenses if it arose after the relevant objects were recognized in the balance sheet or its occurrence is not connected with acquisition of assets.

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 87 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     2.7. The Order of Production Expenses Accounting and Calculation of the
                       Cost of Products (Works, Services)

For the purposes of the organization estimating the financial result of its customary activities the cost of sold goods, products, works, and services is determined, which is formed on the basis of expenses of customary activities accounted both in the reporting year and in the previous reporting periods and also carry-over expenses related to receipt of incomes in the subsequent reporting periods, with regard to adjustments depending on the specifics of production of goods, performance of works and provision of services and their sale and also on the actual sale (resale) of goods.

The following accounts are used for accounting production expenses: No. 20 "Production Expenses", No. 26 "General Economic Expenses", No. 44 "Sale-related Expenses".

Account No. 20 "Production Expenses" reflects, in particular:
o the expenses on communication services (including operational costs), which are related to maintaining a communication network in a functional state and do not depend on the volume and the timing of repayment of the communication services provided in the reporting period;
o the expenses related to lease of property;
o the expenses of the Company's ancillary productions on providing transportation facilities, equipment repair works, and other ancillary works to the main activity divisions;
o the expenses of the Company's ancillary productions on providing services to outside customers;
o the expenses of the Company's servicing productions and enterprises on providing social services to the main activity divisions;
o the expenses of the Company's servicing productions and enterprises on providing services and works to outside customers. The servicing productions and enterprises are those whose activities are not linked with the Company's main activity. Those include the municipal housing and utilities (operation of housing, boarding houses, bath-houses, laundries, etc.), domestic services, canteens and snack-bars, children day-care centers, rest houses, sanatoria, cultural and consumer institutions and children's summer camps put on the balance sheet.

For  the  purposes  of  compiling  the  Company's  accounting  statements,   two
calculation objects are selected: the profile activities and the non-profile activities.

The expenses of ancillary and servicing productions are distributed between individual activities on the basis of calculating a distribution base. The distribution base depends on the type of ancillary and servicing productions. The calculations are made in the division where these activities are performed.

The analytical accounting on account 20 "Production Expenses" is effected in accordance with analytical indices: the type of production (main, ancillary, servicing), the activity direction (to Company's divisions, to outside customers), the service type (as per services classification), the item of expenses.

The managerial and commercial expenses are recognized as reporting period expenses and are written down in their totality to decrease of revenues from sales of products.

The organization does not apply the accounts 46 "Completed Stages of Unfinished Works" and 40 "Output of Products (Works, Services)".

                  2.8. Procedure for Future Expense Accounting

The expenses of future periods are taken into account by the Company on the basis of the Regulations for Future Expense Accounting in OJSC Rostelecom. The Regulations were prepared on the basis of normative accounting documents with regard to the specifics of organization's activities.

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 88 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

The future period expenses are the costs incurred by the organization in the reporting period, whose accounting as expenses (or losses) is planned for the subsequent reporting periods. If the period during which the expenses incurred are to be written down cannot be determined in a reliable manner, the settlement period is determined by a specially appointed commission and approved by an order of division head.

The future period expenses include, in particular:
o the expenses related to the mastering of new productions or product types before there are facts of their realization;
o the expenses on payment of future vacations;
o the expenses on acquisition of licenses.

The sums of advance payments on agreements of lease, subscription, education, etc. are not taken into account with the future period expenses. Such expenses are taken into account with the originated advance payments.

The future period expenses are taken into account without regard to the value-added tax and other refundable taxes.

            2.9. Procedure for Received Credits and Loans Accounting

The Company's indebtedness on the credits and loans received are divided into the short-term and long-term payables. The short-term payables on the credits and loans received have payment terms not exceeding 12 months under the provisions of agreement. The long-term payables on the credits and loans received have payments terms in excess of 12 months under the terms of agreement. Within the long-term indebtedness on credits and loans, a part of indebtedness is isolated which is intended for settlement in the next reporting year, it is reflected in the financial statements at the end of reporting year with the short-term indebtedness.

The extra expenses linked with attraction of loans and credits or placement of borrowing liabilities are recognized as the expenses of the reporting period in which they were incurred.

   2.10. Procedure for Organization Accounting of Operations between Divisions


Account 79 "Auxiliary Account" is introduced for accounting of settlements and information exchanges between divisions. It is intended for facilitating control functions during interaction of divisions while performing their economic activities. The account is used to:
o take into account the transfer of assets and liabilities between divisions in the course of their current activities;
o trace the division financing process;
o for the divisions to report on expending the funds they received in the way of financing.

The procedure to organize accounting of operations between divisions is regulated by the order of accounting for interaction between divisions.

             2.11. Procedure for Establishing Special-Purpose Funds

The Company does not establish funds from the profits remaining at its disposal except when establishment of such funds is envisaged by the legislation or the Company's constitutive documents (reserve fund). In this case, the procedure of their establishment and use is determined based on a decision by a shareholders' general meeting.

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 89 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

                   2.12. Procedure for Reserves Establishment

The Company may establish the following reserve types:
o the reserve for impairment of investment in securities. The reserve covers the difference between the actual cost of the Company's investment in shares of other organizations quoted in the stock exchange, with quotations published on a regular basis, and their market value at the end of reporting year if the latter is below the value accepted for accounting;
o reserves for dubious debts;
o the reserve for devaluation of inventories. The reserve is formed from the organization's financial results in the amount of the difference between the current market value and the actual cost of inventories if the latter is higher than the former.
The order of reserve establishment is regulated by the Regulations for reserve formation.

              2.13. Procedure for Government Assistance Accounting
                        (the Budgetary Funds Component)

The budgetary funds (subventions, subsidies) are recognized in accounting as the actual money and non-monetary resources are received.

The Company accepts budgetary funds, including non-monetary resources, for accounting if the following conditions are met:
o there is a confidence that the organization will fulfill the conditions of such funds being granted. The confirmation may be agreements concluded by the organization, decisions taken and made public, technical and economic assessments, approved design estimates, etc.;
o there is a confidence that the given funds will be received.

The treatment for budgetary funds accounting depends neither on the type of resources granted to the Company (money, non-monetary assets) nor on the way they are granted (actual transfer, reduction of liabilities to the state).

The procedure for budgetary funds accounting is specified in the regulations for purpose financing accounting.

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 90 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

                                  BALANCE SHEET



as at September 30, 2002                                                                              Codes
                                                                           OKUD Form No. 1           0710001
Organization: OJSC Rostelecom                                      Date (year, month, day)             |   |
                                                                                 OKPO code          17514186
Taxpayer Identification Number:                                                        INN           7707049388
                                                                                      OKPD            52300
Type of Activity: Telecommunications                                            OKOPF/OKFS           47/ 16
                                                                                 OKEI code
Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles
---------------------------------------------------------- ---------- ----------------------- --------------------
                          ASSET                            Line code   At the beginning of     At the end of the
                                                                       the reporting period    reporting period
---------------------------------------------------------- ---------- ----------------------- --------------------
                            1                                  2                3                      4
---------------------------------------------------------- ---------- ----------------------- --------------------
                I. NON-CIRCULATING ASSETS
---------------------------------------------------------- ---------- ----------------------- --------------------
Intangible assets (04, 05)                                    110                         23                   21
---------------------------------------------------------- ---------- ----------------------- --------------------
     patents, licenses, trademarks (service marks),           111                         23                   21
     other similar rights and assets
---------------------------------------------------------- ---------- ----------------------- --------------------
     formation expenses                                       112                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     goodwill                                                 113                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Fixed assets (01, 02, 03)                                     120                 19,550,604           17,561,329
---------------------------------------------------------- ---------- ----------------------- --------------------
     land plots and natural resources                         121                        116                  123
---------------------------------------------------------- ---------- ----------------------- --------------------
     buildings, plant and equipment                           122                 13,976,157           11,152,523
---------------------------------------------------------- ---------- ----------------------- --------------------
Construction in progress (07, 08, 16, 61)                     130                  2,950,952            3,056,591
---------------------------------------------------------- ---------- ----------------------- --------------------
Profitable investments in tangible assets (03)                135                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     property for leasing                                     136                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     property provided under lease contract                   137                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Long-term financial investments (06, 82)                      140                  1,053,469            2,333,130
---------------------------------------------------------- ---------- ----------------------- --------------------
     investments in subsidiaries                              141                     63,639               77,468
---------------------------------------------------------- ---------- ----------------------- --------------------
     investments in dependent companies                       142                     22,578               18,287
---------------------------------------------------------- ---------- ----------------------- --------------------
     investments in other organizations                       143                     26,964            1,332,861
---------------------------------------------------------- ---------- ----------------------- --------------------
     loans to organizations payable in more than 12           144                    777,360              828,108
months
---------------------------------------------------------- ---------- ----------------------- --------------------
     other long-term financial investments                    145                    162,928               76,406
---------------------------------------------------------- ---------- ----------------------- --------------------
Other non-circulating assets                                  150                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
TOTAL for Section I                                           190                 23,555,048           22,951,071
---------------------------------------------------------- ---------- ----------------------- --------------------
                 II. CIRCULATING ASSETS
---------------------------------------------------------- ---------- ----------------------- --------------------
     Inventories                                              210                  1,167,248            1,101,983
---------------------------------------------------------- ---------- ----------------------- --------------------
     raw materials, consumables, and other assets (10,
     12, 13, 16)                                              211                    541,579              519,635
---------------------------------------------------------- ---------- ----------------------- --------------------
     livestock in breeding and feeding (11)                   212                         44                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     work in progress costs (distribution costs)                                       2,713               45,893
     (20, 21, 23, 29, 30, 36, 44)                             213
---------------------------------------------------------- ---------- ----------------------- --------------------
     finished products and goods for resale (16, 40, 41)      214                      6,549                6,041
---------------------------------------------------------- ---------- ----------------------- --------------------
     shipped goods (45)                                       215                      1,516                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     deferred expenses (31)                                   216                    614,847              530,414
---------------------------------------------------------- ---------- ----------------------- --------------------
     other reserves and expenses                              217                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Value-added tax on acquired assets (19)                       220                  2,337,482            2,033,584
---------------------------------------------------------- ---------- ----------------------- --------------------
Accounts receivable (payment expected more than 12            230                    834,879              653,529
months after the reporting date)
---------------------------------------------------------- ---------- ----------------------- --------------------
     buyers and customers (62, 76, 82)                        231                    452,606              275,039
---------------------------------------------------------- ---------- ----------------------- --------------------
     bills of exchange receivable (62)                        232                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed by subsidiaries and dependent                                            -                    -
     companies (78)                                           233
---------------------------------------------------------- ---------- ----------------------- --------------------
     advances made (61)                                       234                    382,273              378,490
---------------------------------------------------------- ---------- ----------------------- --------------------
     other debtors                                            235                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Accounts receivable (payment expected within 12 months        240                  6,415,733            6,549,585
of the reporting date)
---------------------------------------------------------- ---------- ----------------------- --------------------
     buyers and customers (62, 76, 82)                        241                  5,359,187            4,994,194
---------------------------------------------------------- ---------- ----------------------- --------------------
     bills of exchange receivable (62)                        242                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed by subsidiaries and dependent               243                          -                    -
     companies (78)
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed by participants (founders) in respect       244                          -                    -
     of contributions to charter capital (75)
---------------------------------------------------------- ---------- ----------------------- --------------------

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 91 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

     advances made (61)                                       245                    457,350              731,744
---------------------------------------------------------- ---------- ----------------------- --------------------
     other debtors                                            246                    599,196              823,647
---------------------------------------------------------- ---------- ----------------------- --------------------
Short-term financial investments (56, 58, 82)                 250                  1,129,842            3,701,223
---------------------------------------------------------- ---------- ----------------------- --------------------
     including:                                                                            -                    -
     loans to organizations payable in less than 12           251
     months
---------------------------------------------------------- ---------- ----------------------- --------------------
     own shares redeemed from shareholders                    252                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     other short-term financial investments                   253                  1,129,842            3,701,223
---------------------------------------------------------- ---------- ----------------------- --------------------
Monetary assets                                               260                  1,534,000            3,421,868
---------------------------------------------------------- ---------- ----------------------- --------------------
     cash (50)                                                261                      1,563                2,004
---------------------------------------------------------- ---------- ----------------------- --------------------
     settlement accounts (51)                                 262                    723,759            2,819,966
---------------------------------------------------------- ---------- ----------------------- --------------------
     foreign-currency accounts (52)                           263                    268,532              337,211
---------------------------------------------------------- ---------- ----------------------- --------------------
     other monetary assets (55, 56, 57)                       264                    540,146              262,687
---------------------------------------------------------- ---------- ----------------------- --------------------
Other circulation assets                                      270                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
TOTAL for Section II                                          290                 13,419,184           17,461,772
---------------------------------------------------------- ---------- ----------------------- --------------------
BALANCE (sum of lines 190+290)                                300                 36,974,232           40,412,843
---------------------------------------------------------- ---------- ----------------------- --------------------


---------------------------------------------------------- ---------- ----------------------- --------------------
                       LIABILITIES                         Line code   At the beginning of     At the end of the
                                                                       the reporting period    reporting period
---------------------------------------------------------- ---------- ----------------------- --------------------
                            1                                  2                3                      4
---------------------------------------------------------- ---------- ----------------------- --------------------
                III. CAPITAL AND RESERVES
---------------------------------------------------------- ---------- ----------------------- --------------------
Charter capital (85)                                          410                      2,429                2,429
---------------------------------------------------------- ---------- ----------------------- --------------------
Additional capital (87)                                       420                 12,495,346           12,308,652
---------------------------------------------------------- ---------- ----------------------- --------------------
Reserve capital (86)                                          430                        364                  364
---------------------------------------------------------- ---------- ----------------------- --------------------
     statutory reserves                                       431                        364                  364
---------------------------------------------------------- ---------- ----------------------- --------------------
     reserves formed in accordance with foundation
     documents                                                432                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Social fund (88)                                              440                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Special-purpose financing and receipts (96)                   450                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Retained earnings of previous years (88)                      460                  4,848,241            3,591,681
---------------------------------------------------------- ---------- ----------------------- --------------------
Uncovered losses of previous years (88)                       465                (1,047,412)                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Undistributed profit of the reporting year (88)               470                          -            4,900,818
---------------------------------------------------------- ---------- ----------------------- --------------------
Uncovered losses of the reporting year (88)                   475                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
TOTAL for Section III                                         490                 16,298,968           20,803,944
---------------------------------------------------------- ---------- ----------------------- --------------------
                IV. LONG-TERM LIABILITIES
---------------------------------------------------------- ---------- ----------------------- --------------------
Loans and credits (92, 95)                                    510                  1,542,528            1,055,431
---------------------------------------------------------- ---------- ----------------------- --------------------
     bank credits repayable more than 12 months after
     the reporting date                                       511                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     loans repayable more than 12 months after the
     reporting date                                           512                  1,542,528            1,055,431
---------------------------------------------------------- ---------- ----------------------- --------------------
Other long-term liabilities                                   520                  7,796,449            7,013,466
---------------------------------------------------------- ---------- ----------------------- --------------------
TOTAL for Section IV                                          590                  9,338,977            8,068,897
---------------------------------------------------------- ---------- ----------------------- --------------------
                V. SHORT-TERM LIABILITIES
---------------------------------------------------------- ---------- ----------------------- --------------------
Loans and credits (90, 94)                                    610                  5,319,106            4,404,667
---------------------------------------------------------- ---------- ----------------------- --------------------
     bank credits repayable within 12 months of the
     reporting date                                           611                    777,186                  274
---------------------------------------------------------- ---------- ----------------------- --------------------
     loans repayable within 12 months of the reporting        612                  4,541,920            4,404,393
     date
---------------------------------------------------------- ---------- ----------------------- --------------------
Accounts payable                                              620                  5,586,754            6,460,202
---------------------------------------------------------- ---------- ----------------------- --------------------
     suppliers and contractors (60, 76)                       621                    348,716              222,615
---------------------------------------------------------- ---------- ----------------------- --------------------
     bills of exchange payable (60)                           622                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed to subsidiaries and dependent
     companies (78)                                           623                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed to employees (70)                           624                     49,395               93,798
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed to state extrabudgetary fund (69)           625                     28,995               55,438
---------------------------------------------------------- ---------- ----------------------- --------------------
     amounts owed to the budget (68)                          626                    307,028            1,215,107
---------------------------------------------------------- ---------- ----------------------- --------------------
     advances received (64)                                   627                     60,726               80,611
---------------------------------------------------------- ---------- ----------------------- --------------------
     other creditors                                          628                  4,791,894            4,792,633
---------------------------------------------------------- ---------- ----------------------- --------------------
Income payable to participants (founders) (75)                630                     20,492              299,349
---------------------------------------------------------- ---------- ----------------------- --------------------
Deferred income (83)                                          640                    409,935              375,784
---------------------------------------------------------- ---------- ----------------------- --------------------
Provisions for expenses (89)                                  650                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Other short-term liabilities                                  660                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
TOTAL for Section V                                           690                 11,336,287           11,540,002
---------------------------------------------------------- ---------- ----------------------- --------------------
BALANCE (sum of lines 490 + 590 + 690)                        700                 36,974,232           40,412,843
---------------------------------------------------------- ---------- ----------------------- --------------------

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 92 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

---------------------------------------------------------- ---------- ----------------------- --------------------
                          Item                             Line code   At the beginning of     At the end of the
                                                                       the reporting period    reporting period
---------------------------------------------------------- ---------- ----------------------- --------------------
                            1                                  2                3                      4
---------------------------------------------------------- ---------- ----------------------- --------------------
Rented fixed assets (001)                                     910                     31,826               31,350
---------------------------------------------------------- ---------- ----------------------- --------------------
     including leased assets                                  911                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Valuables in custody (002)                                    920                      4,849                3,907
---------------------------------------------------------- ---------- ----------------------- --------------------
Consigned goods (004)                                         930                        104                  152
---------------------------------------------------------- ---------- ----------------------- --------------------
Bad debts written off as losses (007)                         940                      6,794                6,345
---------------------------------------------------------- ---------- ----------------------- --------------------
Received security for obligations and payments (008)          950                    132,165              132,165
---------------------------------------------------------- ---------- ----------------------- --------------------
Issued security for obligations and payments (009)            960                  8,289,570            8,282,371
---------------------------------------------------------- ---------- ----------------------- --------------------
Depreciation of housing (014)                                 970                    224,192              215,961
---------------------------------------------------------- ---------- ----------------------- --------------------
Depreciation of amenities and similar facilities (015)        980                        590                  590
---------------------------------------------------------- ---------- ----------------------- --------------------

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 93 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------


                         STATEMENT OF PROFIT AND LOSSES



as at 9 months 2002                                                                                  Codes
                                                                           OKUD Form No. 2          0710002
Organization: OJSC Rostelecom                                      Date (year, month, day)          |     |
                                                                                 OKPO code         17514186
Taxpayer Identification Number:                                                        INN         7707049388
                                                                                      OKPD           52300
Type of Activity: Telecommunications                                            OKOPF/OKFS           47/ 16
                                                                                 OKEI code
Organizational and legal form/ form of ownership:

Open joint-stock company

Unit of measure: Thousand rubles

---------------------------------------------------------- ---------- ----------------------- --------------------
                          Item                             Line code    For the reporting        For the same
                                                                              period             period of the
                                                                                                preceding year
---------------------------------------------------------- ---------- ----------------------- --------------------
                            1                                  2                3                      4
---------------------------------------------------------- ---------- ----------------------- --------------------
       I. Income and expenses for usual activities
---------------------------------------------------------- ---------- ----------------------- --------------------
Proceeds (net) from sale of goods, products, work,
services (less the VAT, excises, and similar obligatory       010                 15,184,056           14,293,785
payment)
---------------------------------------------------------- ---------- ----------------------- --------------------
Cost price of goods, products, work, and service sold         020                  7,794,297            8,784,208
---------------------------------------------------------- ---------- ----------------------- --------------------
Gross profit                                                  029                  7,389,759            5,509,577
---------------------------------------------------------- ---------- ----------------------- --------------------
Trading costs                                                 030                     31,438              140,565
---------------------------------------------------------- ---------- ----------------------- --------------------
Management costs                                              040                  1,238,061            1,087,707
---------------------------------------------------------- ---------- ----------------------- --------------------
Profit (loss) from sales (lines (010 - 020 - 030 - 040))      050                  6,120,260            4,281,305
---------------------------------------------------------- ---------- ----------------------- --------------------
            II. Operating income and expenses
---------------------------------------------------------- ---------- ----------------------- --------------------
Interest receivable                                           060                    162,612               76,370
---------------------------------------------------------- ---------- ----------------------- --------------------
Interest payable                                              070                    289,969              504,939
---------------------------------------------------------- ---------- ----------------------- --------------------
Income from participation in other organizations              080                     87,439               68,386
---------------------------------------------------------- ---------- ----------------------- --------------------
Other operating income                                        090                  5,653,903            2,258,854
---------------------------------------------------------- ---------- ----------------------- --------------------
Other operating expenses                                      100                  4,013,341            2,688,550
---------------------------------------------------------- ---------- ----------------------- --------------------
           III. Non-sales income and expenses
---------------------------------------------------------- ---------- ----------------------- --------------------
Non-sales income                                              120                    439,656              767,849
---------------------------------------------------------- ---------- ----------------------- --------------------
Non-sales expenses                                            130                  1,697,572            1,115,786
---------------------------------------------------------- ---------- ----------------------- --------------------
Profit (loss) before tax (lines (050 + 060 - 070 + 080 +      140                  6,462,988            3,143,489
090 - 100 + 120 - 130))
---------------------------------------------------------- ---------- ----------------------- --------------------
Tax on profit and other similar compulsory payments           150                  1,559,613            1,344,327
---------------------------------------------------------- ---------- ----------------------- --------------------
Profit (loss) from usual activities                           160                  4,903,375            1,799,162
---------------------------------------------------------- ---------- ----------------------- --------------------
          IV. Extraordinary income and expenses
---------------------------------------------------------- ---------- ----------------------- --------------------
Extraordinary income                                          170                          -                    -
---------------------------------------------------------- ---------- ----------------------- --------------------
Extraordinary expenses                                        180                      2,557                1,253
---------------------------------------------------------- ---------- ----------------------- --------------------
Net profit (undistributed profit (loss) for the               190                  4,900,818            1,797,909
reporting period) (lines (160 + 170 - 180))
---------------------------------------------------------- ---------- ----------------------- --------------------


                                              INDIVIDUAL INCOME AND EXPENSE ITEMS

------------------------------- ------- ------------------------------------- ------------------------------------
             Item               Line          For the reporting period                   For the same
                                 code                                                       period
                                                                                     of the preceding year
------------------------------- ------- ------------------------------------- ------------------------------------
                                             profit              loss              profit             Loss
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
              1                   2             3                  4                 5                  6
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Fines, penalties,  and charges   210               14,362              1,020            11,690            125,450
acknowledged   by   payer   or
payable    pursuant   to   the
decision of a court  (arbitral
tribunal)
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Accumulated income (loss)        220               20,655            252,042             9,957             84,508
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Compensation     for    losses   230                2,911                 84               671                335
caused  by  nonperformance  or
undue      performance      of
obligations
------------------------------- ------- ------------------ ------------------ ----------------- ------------------

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 94 / 95

Open Joint Stock Company Long Distance and International
Telecommunications Rostelecom
INN 7707049388
--------------------------------------------------------------------------------

------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Exchange-rate  differences  in   240              397,324            845,320           723,917            614,235
foreign-exchange operations
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Reduction  of  cost  price  of   250                    -                  -                 -                  -
manufacturing   inventory   by
the   end  of  the   reporting
period
------------------------------- ------- ------------------ ------------------ ----------------- ------------------
Write-off of  receivables  and   260                  399              1,145               124                209
payables  upon  expiration  of
limitation period
------------------------------- ------- ------------------ ------------------ ----------------- ------------------

This  document was created  using  Electronic  Questionnaire  of the FCSM of the
Russian Federation                                                  Page 95 / 95